FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934 For the month of October, 2024 Commission File Number: 001-12518 Banco Santander, S.A. (Exact name of registrant as specified in its charter) Ciudad Grupo Santander 28660 Boadilla del Monte (Madrid) Spain (Address of principal executive office) Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

BANCO SANTANDER, S.A. ________________________ TABLE OF CONTENTS Item 1. January - September 2024 Earnings presentation (Supplementary information)

29 October 2024 Supplementary information 9M’24

2 Important information Non-IFRS and alternative performance measures This presentation contains financial information prepared according to International Financial Reporting Standards (IFRS) and taken from our consolidated financial statements, as well as alternative performance measures (APMs) as defined in the Guidelines on Alternative Performance Measures issued by the European Securities and Markets Authority (ESMA) on 5 October 2015, and other non-IFRS measures. The APMs and non-IFRS measures were calculated with information from Grupo Santander; however, they are neither defined or detailed in the applicable financial reporting framework nor audited or reviewed by our auditors. We use these APMs and non-IFRS measures when planning, monitoring and evaluating our performance. We consider them to be useful metrics for our management and investors to compare operating performance between periods. APMs we use are presented unless otherwise specified on a constant FX basis, which is computed by adjusting comparative period reported data for the effects of foreign currency translation differences, which distort period-on-period comparisons. Nonetheless, the APMs and non-IFRS measures are supplemental information; their purpose is not to substitute IFRS measures. Furthermore, companies in our industry and others may calculate or use APMs and non-IFRS measures differently, thus making them less useful for comparison purposes. APMs using ESG labels have not been calculated in accordance with the Taxonomy Regulation or with the indicators for principal adverse impact in SFDR. For further details on APMs and Non-IFRS Measures, including their definition or a reconciliation between any applicable management indicators and the financial data presented in the consolidated financial statements prepared under IFRS, please see the 2023 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on 21 February 2024 (https://www.santander.com/content/dam/santander-com/en/documentos/informacion-sobre- resultados-semestrales-y-anuales-suministrada-a-la-sec/2024/sec-2023-annual-20-f-2023-en.pdf), as well as the section “Alternative performance measures” of Banco Santander, S.A. (Santander) Q3 2024 Financial Report, published on 29 October 2024 (https://www.santander.com/en/shareholders-and-investors/financial-and-economic-information#quarterly-results). Underlying measures, which are included in this document, are non-IFRS measures. The businesses included in each of our geographic segments and the accounting principles under which their results are presented here may differ from the businesses included and local applicable accounting principles of our public subsidiaries in such geographies. Accordingly, the results of operations and trends shown for our geographic segments may differ materially from those of such subsidiaries. Non-financial information This presentation contains, in addition to financial information, non-financial information (NFI), including environmental, social and governance-related metrics, statements, goals, commitments and opinions. NFI is not audited nor reviewed by an external auditor. NFI is prepared following various external and internal frameworks, reporting guidelines and measurement, collection and verification methods and practices, which are materially different from those applicable to financial information and are in many cases emerging and evolving. NFI is based on various materiality thresholds, estimates, assumptions, judgments and underlying data derived internally and from third parties. NFI is thus subject to significant measurement uncertainties, may not be comparable to NFI of other companies or over time or across periods and its inclusion is not meant to imply that the information is fit for any particular purpose or that it is material to us under mandatory reporting standards. NFI is for informational purposes only and without any liability being accepted in connection with it except where such liability cannot be limited under overriding provisions of applicable law. Forward-looking statements Santander hereby warns that this presentation contains “forward-looking statements” as per the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements can be understood through words and expressions like “expect”, “project”, “anticipate”, “should”, “intend”, “probability”, “risk”, “VaR”, “RoRAC”, “RoRWA”, “TNAV”, “target”, “goal”, “objective”, “estimate”, “future”, “commitment”, “commit”, “focus”, “pledge” and similar expressions. They include (but are not limited to) statements on future business development, shareholder remuneration policy and NFI.

3 Important information While these forward-looking statements represent our judgement and future expectations concerning our business developments, results may differ materially from those anticipated, expected, projected or assumed in forward-looking statements. In particular, forward looking statements are based on current expectations and future estimates about Santander’s and third-parties’ operations and businesses and address matters that are uncertain to varying degrees and may change, including, but not limited to (a) expectations, targets, objectives, strategies and goals relating to environmental, social, safety and governance performance, including expectations regarding future execution of Santander’s and third-parties’ (including governments and other public actors) energy and climate strategies, and the underlying assumptions and estimated impacts on Santander’s and third-parties’ businesses related thereto; (b) Santander’s and third-parties’ approach, plans and expectations in relation to carbon use and targeted reductions of emissions, which may be affected by conflicting interests such as energy security; (c) changes in operations or investments under existing or future environmental laws and regulations; (d) changes in rules and regulations, regulatory requirements and internal policies, including those related to climate-related initiatives; (e) our own decisions and actions including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; (f) events that lead to damage to our reputation and brand; (g) exposure to operational losses, including as a result of cyberattacks, data breaches or other security incidents; and (h) the uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and governmental standards and regulations. In addition, the important factors described in this presentation and other risk factors, uncertainties or contingencies detailed in our most recent Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC, as well as other unknown or unpredictable factors, could affect our future development and results and could lead to outcomes materially different from what our forward-looking statements anticipate, expect, project or assume. Forward-looking statements are therefore aspirational, should be regarded as indicative, preliminary and for illustrative purposes only, speak only as of the date of this presentation, are informed by the knowledge, information and views available on such date and are subject to change without notice. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise, except as required by applicable law. Santander does not accept any liability in connection with forward-looking statements except where such liability cannot be limited under overriding provisions of applicable law. Not a securities offer This presentation and the information it contains does not constitute an offer to sell nor the solicitation of an offer to buy any securities. Past performance does not indicate future outcomes Statements about historical performance or growth rates must not be construed as suggesting that future performance, share price or results (including earnings per share) will necessarily be the same or higher than in a previous period. Nothing in this presentation should be taken as a profit and loss forecast. Third Party Information In this presentation, Santander relies on and refers to certain information and statistics obtained from publicly-available information and third-party sources, which it believes to be reliable. Neither Santander nor its directors, officers and employees have independently verified the accuracy or completeness of any such publicly-available and third-party information, make any representation or warranty as to the quality, fitness for a particular purpose, non-infringement, accuracy or completeness of such information or undertake any obligation to update such information after the date of this presentation. In no event shall Santander be liable for any use by any party of, for any decision made or action taken by any party in reliance upon, or for inaccuracies or errors in, or omission from, such publicly-available and third-party information contained herein. Any sources of publicly-available information and third-party information referred or contained herein retain all rights with respect to such information and use of such information herein shall not be deemed to grant a license to any third party.

4 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

Santander's capital levels, both phased-in and fully loaded, exceed minimum regulatory requirements

SREP capital requirements and MDA*



Sep-24
13.89%
17.06%
T2
2.44%
AT1
1.83%
G-SIB buffer²
1.25%
CCoB
2.50%
Pillar 2 R
0.98%
Pillar 1
4.50%
+317bps
+264bps
+286bps
CCyB,¹
0.40%
2.96%
T2
1.61%
AT1
12.48%
CET1
Regulatory Requirement
2024
Group ratios
Sep-24

- The minimum CET1 to be maintained by the Group is 9.63%
- As of Sep-24, the distance to the MDA is 264bps[2] and the CET1 management buffer is 286bps

Assumed capital requirements (fully-loaded)**



Sep-24
13.89%
16.78%
>15%
T2
2.44%
AT1
1.83%
G-SIB buffer
1.25%
CCoB
2.50%
Pillar 2 R
0.98%
Pillar 1
4.50%
+289bps
+262bps
+284bps
CCyB,¹
0.40%
2.70%
1.61%
12.46%
2.40%
T2
1.50%
AT1
>12%
CET1
Assumed regulatory
requirement 2024
Group ratios
Sep-24
2024 target
ratios

- AT1 and T2 ratios are planned to be close to 1.5% and 2.4% of RWAs respectively

* The phased-in ratio includes the transitory treatment of IFRS 9, calculated in accordance with article 473 bis of the Capital Requirements Regulation (CRR2) and subsequent modifications introduced by Regulation 2020/873 of the European Union. Total phased-in capital ratios include the transitory treatment according to chapter 4, title 1, part 10 of the CRR2.

** Fully-loaded CRR and fully-loaded IFRS 9.

(1) Estimated countercyclical buffer as of Sep-24.

(2) MDA trigger = 2.86% - 0.21% = 2.64% (21bps of AT1 shortfall is covered with CET1). Santander Parent Bank has €70.2bn in Available Distributable Items, 108 times the full Parent AT1 budgeted for 2024.

Santander

5

6 Bond portfolio Diversified bond portfolio represents just 7% of total assets %, Sep-24 Spain 30% Poland 12% UK 6% Portugal 5% SCF 5% US 11% Mexico 11% Brazil 10% Chile 7% Other South America 3% €127bn o/w HTC €82bn (65%) • Bond portfolio represents 7% of total assets • HTC&S duration: 1.8 years • Mark to market impact of the HTC portfolio equivalent to just 0.1% of total FL CET1 (€78.1bn) ALCO IRRBB €99bn Liquidity portfolio €27bn €127bn

7 Conservative and decentralized liquidity and funding model Very manageable maturity profile€41.3bn1 issued in public markets in 9M’24 (1) Data includes public issuances from all units with period-average exchange rates. Excludes securitizations. (2) Includes €10.1bn of Banco Santander, S.A., €2.2bn of Santander International Products PLC and €0.1bn of Santander Global Issuances B.V. (3) Includes €0.188bn (net between €1.500bn issuance and €1.312bn repurchased following the tender offer exercise on XS1793250041, both executed in May-24). (4) Includes AT1 / Preferred shares and Tier 2 / Subordinated. € bn, Sep-24 0.5 12.4 5.8 1.6 6.0 0.4 0.9 2.4 0.2 3.0 0.9 1.0 1.3 0.9 1.3 7.5 17.6 10.6 2.9 2.8 Covered bonds Senior Senior non- preferred AT1 Tier 2 € bn, Sep-24 Covered Bonds Senior Non- Preferred Senior Other 2024 2025 2026 2027 >2028 3.7 4.5 11.4 11.1 4.7 17.6 0.6 6.2 8.5 14.9 8.3 20.9 2.1 14.4 11.9 6.9 11.9 22.9 - 3.4 2.5 1.2 1.9 25.1 2028• Other includes issuances in Portugal, Poland and Brazil Spain UK SCF Chile US Other 4 2 3

2024 issuances against funding plan

YtD execution of 2024 funding plan

€ bn, Sep-24	AT1 + Tier 2		SNP + Senior		Covered Bonds		TOTAL	
	Plan	Issued	Plan	Issued	Plan	Issued	Plan	Issued
Banco Santander, S.A	4 - 5	6.9 [1]	16 - 18	22.2 [2]	0 - 1	0.5	20 - 24	29.6
UK	-	-	1 - 2	1.3	5 - 6	6.0	6 - 8	7.2
SCF	-	-	3 - 5	2.4	-	-	3 - 5	2.4
SHUSA	-	-	2 - 3	3.2	-	-	2 - 3	3.2
TOTAL	**4 - 5**	**6.9**	**22 - 28**	**29.1**	**5 - 7**	**6.4**	**31 - 40**	**42.5**

Banco Santander, S.A.'s 2024 funding plan contemplates the following:

- Continue fulfilling the 1.5% AT1 and 2.4% T2 buffers subject to RWA growth
- MREL & TLAC ratios above regulatory requirements
- Liquidity position remains solid, with LCR and NFSR above minimum requirements and ample liquidity buffers
- Frontloading of issuances in the first half of the year, particularly focused on regulatory issuances

Santander

Note: Issuance plan subject to, amongst other considerations, market conditions and regulatory requirements. Other secured issuances (for example ABS, RMBS, etc.) are not considered in the table above.
(1) Includes €2.56bn in Tier 2 debt issued in 2023 as prefunding for the 2024 funding plan.
(2) Includes €3.25bn Senior Non-Preferred and €3.4bn Senior Preferred issued in 2023, as prefunding for the 2024 funding plan.
Includes €2bn Senior Non-Preferred and €2bn Senior Preferred issued in 2024, as prefunding for the 2025 funding plan.

8

9 TLAC/MREL for the Resolution Group headed by Banco Santander, S.A. 29.7% 11.5% 4.1% 6.3% 5.2% 40.1% 16.7% % RWAs % LE 18.0% 6.8% 4.1% 6.3% 2.9% 28.4% 9.6% % RWAs % LE MREL Sep-24(e)TLAC Sep-24(e) % and € bn Req. 33.8% Requirement CBR Buffer SNP T2 CET1 Senior AT1 Sub debt % Req. 22.1% Distance to M-MDA €20.2bn 629bps €27.2bn 286bps €26.6bn 633bps €52.2bn 516bps 83.1 9.7 13.6 4.2 30.5 27.5 168.6 MREL instruments 1 1 1 1 2 Requirement CBR Buffer Note: Figures applying the IFRS 9 transitional arrangements. Provisional data. 1) TLAC RWAs are €322bn and leverage exposure (LE) is €950bn. MREL RWAs are €420bn and leverage exposure is €1,011bn. 2) MREL Requirement based on RWAs from Jun-24: 29.69% + Combined Buffer Requirement (CBR).

Well-funded, diversified, prudent and highly liquid balance sheet (large % contribution from customer deposits), reflected in solid liquidity ratios

Liquidity Balance Sheet


€ bn, Sep-24
1,534
1,534
Loans and advances to customers
1,067
1,046
Customer deposits
Fixed assets & other
90
63
Securitizations and others
217
M/LT debt issuances
Financial assets
377
167
Equity and other liabilities
41
ST Funding
Assets
Liabilities

HQLAs[1]
€322bn
o/w cash €158bn

HQLA Level 1	**310.7**
HQLA Level 2	**11.0**
o/w Level 2A	*4.7*
o/w Level 2B	*6.3*

	Liquidity Coverage Ratio (LCR)		Net Stable Funding Ratio (NSFR)
	Sep-24[1]	Jun-24	Jun-24
Spain[2]	154%	155%	118%
UK[2]	142%	142%	135%
Portugal	146%	145%	120%
Poland	211%	204%	154%
US	165%	153%	114%
Mexico	172%	169%	129%
Brazil	166%	155%	112%
Chile	168%	188%	111%
Argentina	279%	281%	132%
SCF	339%	385%	113%
Group[3]	**161%**	**158%**	**122%**

Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances).
(1) Provisional data.
(2) UK: Ring-fenced bank; Spain: Banco Santander, S.A. standalone.
(3) Group Internal LCR ratio including liquidity transfer restrictions. Using ECB consolidation criteria, which in addition to including liquidity transfer restrictions, it also excludes any liquidity surplus exceeding 100% LCR in third countries, even if such liquidity could be used to cover stress outflows within the country, it would be 151%.

Santander
10

11 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

12 Yield on loans (%) Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Retail & Commercial Banking 5.45 5.88 6.00 6.26 6.49 6.48 6.40 Digital Consumer Bank 7.32 7.75 7.81 7.82 8.38 8.29 8.23 Corporate & Investment Banking 6.48 6.86 7.02 6.44 7.36 6.91 6.86 Wealth Management & Insurance 3.84 4.24 4.48 4.72 4.87 4.81 4.74 Payments 15.43 15.17 15.27 13.11 15.67 14.69 14.30 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Europe 3.46 3.84 4.19 4.40 4.56 4.57 4.61 Spain 3.28 3.76 4.22 4.45 4.64 4.54 4.50 United Kingdom 2.98 3.22 3.45 3.67 3.85 3.97 4.11 Portugal 3.32 4.03 4.63 5.00 5.09 4.95 4.76 Poland 8.27 8.42 8.49 8.24 8.01 7.89 7.96 Digital Consumer Bank Europe 4.72 4.99 5.23 5.46 5.65 5.76 5.73 North America 9.46 10.11 10.24 10.33 10.60 10.64 10.46 US 7.88 8.44 8.49 8.59 8.94 9.03 8.90 Mexico 13.72 14.34 14.46 14.57 14.49 14.42 14.47 South America 13.75 13.86 13.03 14.26 13.96 13.26 13.19 Brazil 14.79 14.71 14.70 14.52 14.64 14.84 14.89 Chile 9.56 9.92 7.53 10.44 8.66 9.64 8.82 Argentina 40.29 43.03 48.60 56.01 54.84 38.07 28.35

13 Cost of deposits (%) Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Retail & Commercial Banking 1.89 2.15 2.31 2.00 2.40 2.19 2.15 Digital Consumer Bank 0.91 1.23 1.59 1.90 2.15 2.25 2.27 Corporate & Investment Banking 5.88 6.53 6.87 5.34 6.62 5.52 6.22 Wealth Management & Insurance 1.93 2.18 2.41 2.25 2.62 2.53 2.53 Payments N/A N/A N/A N/A N/A N/A N/A Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Europe 0.82 1.05 1.27 1.50 1.54 1.55 1.58 Spain 0.53 0.71 0.90 0.99 1.03 1.06 1.02 United Kingdom 1.15 1.45 1.75 2.16 2.30 2.24 2.15 Portugal 0.13 0.26 0.38 0.62 0.86 0.98 1.16 Poland 1.75 1.89 1.91 1.66 1.51 1.52 1.47 Digital Consumer Bank Europe 1.05 1.38 1.71 2.02 2.25 2.32 2.34 North America 2.99 3.39 3.70 3.87 4.01 4.02 3.84 US 2.10 2.40 2.82 3.06 3.21 3.20 3.18 Mexico 5.03 5.43 5.49 5.51 5.56 5.51 5.23 South America 9.05 9.14 9.09 8.33 8.02 6.08 6.48 Brazil 8.98 8.83 9.07 8.12 7.71 7.54 7.78 Chile 4.62 4.87 4.67 4.34 3.63 3.29 2.98 Argentina 29.55 36.13 43.24 46.36 38.49 17.90 11.61 (*).- Payments’s cost of deposits is not provided as we do not consider it a relevant metric for this type of business.

14 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

15 Efficiency ratio (%) Q1'23 H1'23 9M'23 2023 Q1'24 H1'24 9M'24 Retail & Commercial Banking 45.0 44.3 43.5 43.1 41.1 39.5 39.3 Digital Consumer Bank 43.0 43.3 42.6 42.8 41.2 40.6 40.7 Corporate & Investment Banking 37.0 38.2 40.8 45.0 42.0 43.4 44.4 Wealth Management & Insurance 38.4 36.7 36.3 37.9 34.4 34.4 34.2 Payments 44.8 46.4 45.0 44.2 48.1 46.9 46.3 PagoNxt 113.9 109.9 100.5 95.7 107.5 103.0 99.4 Cards 29.1 30.6 30.6 30.1 32.3 31.4 31.0 TOTAL GROUP 44.1 44.2 44.0 44.1 42.6 41.6 41.7 Q1'23 H1'23 9M'23 2023 Q1'24 H1'24 9M'24 Europe 41.9 41.9 41.1 42.1 39.7 39.3 39.4 Spain 39.8 39.9 40.1 41.7 34.2 34.1 34.7 United Kingdom 49.3 49.4 48.2 49.7 58.4 57.7 56.0 Portugal 32.6 32.1 28.7 27.3 22.9 23.4 24.6 Poland 27.1 26.8 26.5 27.1 27.5 27.2 27.3 Digital Consumer Bank Europe 49.1 49.4 48.3 47.6 47.1 46.2 46.5 North America 47.7 47.7 48.0 49.1 47.7 47.6 47.8 US 49.9 49.6 49.9 51.0 50.3 50.5 50.4 Mexico 41.6 42.1 42.7 43.9 41.4 41.4 41.9 South America 39.1 39.1 39.1 38.5 37.4 35.4 35.1 Brazil 35.3 35.1 34.8 34.6 33.0 32.4 32.0 Chile 41.9 42.4 45.5 44.6 42.5 39.2 37.4 Argentina 49.8 50.7 49.7 50.2 51.4 40.6 42.1

16 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

17 Stage coverage 1) Exposure subject to impairment in EUR bn. Additionally, customer loans not subject to impairment recorded at mark to market with changes through P&L (EUR 17 bn in March 2023, EUR 18 bn in June 2023, EUR 20 bn in September 2023, EUR 19 bn in December 2023, EUR 25 bn in March 2024, EUR 26 bn in June 2024 and EUR 39 bn in September 2024). Exposure ¹ Coverage Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Stage 1 1,005 1,011 1,002 1,000 1,007 1,008 1,008 0.4% 0.4% 0.4% 0.4% 0.4% 0.4% 0.4% Stage 2 72 75 77 80 83 94 87 7.4% 7.2% 7.0% 6.4% 6.3% 5.6% 5.7% Stage 3 34 35 36 36 36 35 36 40.1% 41.0% 40.4% 40.6% 40.5% 41.2% 40.1%

18 NPL ratio (%) Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Retail & Commercial Banking 3.19 3.22 3.18 3.21 3.24 3.15 3.28 Digital Consumer Bank 4.04 4.18 4.65 4.75 4.86 4.81 4.87 Corporate & Investment Banking 1.42 1.38 1.37 1.36 1.14 1.05 0.88 Wealth Management & Insurance 0.83 0.82 0.82 1.40 0.64 0.77 0.69 Payments 4.98 5.13 5.06 5.02 4.85 5.00 5.52 PagoNxt * N/A N/A N/A N/A N/A N/A N/A Cards 5.03 5.17 5.13 5.11 4.98 5.03 5.62 TOTAL GROUP 3.05 3.07 3.13 3.14 3.10 3.02 3.06 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Europe 2.35 2.35 2.32 2.32 2.32 2.25 2.25 Spain 3.19 3.11 3.06 3.06 3.00 2.91 2.80 United Kingdom 1.27 1.32 1.42 1.42 1.48 1.46 1.44 Portugal 3.05 3.09 2.48 2.59 2.63 2.42 2.47 Poland 3.66 3.74 3.63 3.55 3.57 3.40 3.91 Digital Consumer Bank Europe 2.05 2.04 2.08 2.12 2.27 2.31 2.44 North America 2.95 3.23 3.83 4.09 4.07 3.93 3.98 US 3.13 3.46 4.24 4.57 4.60 4.33 4.40 Mexico 2.39 2.60 2.72 2.82 2.74 2.78 2.70 South America 5.99 5.88 5.71 5.72 5.37 5.30 5.55 Brazil 7.34 7.00 6.71 6.56 6.06 5.96 6.25 Chile 4.75 4.95 4.90 5.01 4.95 5.12 5.33 Argentina 2.08 1.92 1.91 1.99 1.84 1.51 1.79 (*).- PagoNxt's NPL ratio is not provided as we do not consider it a relevant metric for this type of business.

19 NPL coverage ratio (%) Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Retail & Commercial Banking 62.7 63.2 63.5 61.4 60.0 60.4 57.7 Digital Consumer Bank 91.2 87.9 79.4 76.5 76.1 75.9 74.7 Corporate & Investment Banking 35.3 36.8 35.4 41.2 46.2 45.0 36.0 Wealth Management & Insurance 62.3 53.2 54.2 29.3 61.6 64.6 73.1 Payments 143.6 142.1 143.9 139.8 144.8 149.5 133.1 PagoNxt * N/A N/A N/A N/A N/A N/A N/A Cards 145.0 143.6 146.0 142.1 147.5 151.7 134.6 TOTAL GROUP 67.9 68.4 67.5 65.9 66.1 66.5 63.6 Mar-23 Jun-23 Sep-23 Dec-23 Mar-24 Jun-24 Sep-24 Europe 51.0 51.1 51.1 49.3 49.1 49.1 48.3 Spain 49.9 50.7 51.2 49.1 49.8 50.1 50.0 United Kingdom 33.1 32.0 31.9 30.3 28.3 28.5 28.4 Portugal 80.3 81.8 84.6 82.7 80.9 79.9 78.1 Poland 75.2 74.0 76.5 73.3 74.9 75.1 66.3 Digital Consumer Bank Europe 93.5 94.5 92.2 88.0 86.1 85.4 83.3 North America 94.9 90.0 78.8 73.8 74.2 74.3 71.3 US 91.5 85.6 73.1 67.7 67.8 67.9 64.5 Mexico 108.5 106.3 102.7 100.0 100.7 102.5 104.0 South America 76.3 77.8 78.0 78.4 80.4 81.5 75.5 Brazil 79.5 82.7 83.0 84.7 86.8 90.4 82.1 Chile 59.2 56.2 55.6 52.7 54.2 53.1 51.8 Argentina 169.4 163.1 158.3 165.7 147.3 145.2 161.0 (*).- PagoNxt’s coverage ratio is not provided as we do not consider it a relevant metric for this type of business.

20 Loan-loss allowancesCredit impaired loans Credit impaired loans and loan-loss allowances. Retail, 60.7% DCB, 29.1% CIB, 6.2% Wealth, 0.5% Payments, 3.5% Retail, 54.6% DCB, 34.0% CIB, 3.5% Wealth, 0.5% Payments, 7.4% Spain, 18.3% UK, 4.6% Portugal, 3.5% Poland, 4.9% Other Europe, 0.1% DCB Europe, 12.5% US, 18.3% Mexico, 6.1% Brazil, 24.3% Chile, 5.4% Argentina, 0.8% Other South America, 1.2% Spain, 23.5% UK, 10.4% Portugal, 2.9% Poland, 4.8% Other Europe, 0.1%DCB Europe, 9.6% US, 18.1% Mexico, 3.7% Brazil, 18.9% Chile, 6.7% Argentina, 0.3% Other South America, 0.9%

Cost of risk (%)

	Mar-23	Jun-23	Sep-23	Dec-23	Mar-24	Jun-24	Sep-24
Retail & Commercial Banking	**0.92**	**0.92**	**0.95**	**1.02**	**1.03**	**1.03**	**0.98**
Digital Consumer Bank	**1.81**	**1.86**	**2.01**	**2.04**	**2.12**	**2.17**	**2.12**
Corporate & Investment Banking	**0.16**	**0.18**	**0.15**	**0.10**	**0.14**	**0.15**	**0.21**
Wealth Management & Insurance	**0.09**	**(0.00)**	**(0.05)**	**(0.08)**	**(0.05)**	**0.05**	**0.08**
Payments	**6.72**	**7.11**	**7.69**	**7.22**	**6.89**	**7.03**	**7.01**
PagoNxt *	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Cards	6.89	7.27	7.68	7.44	7.10	7.24	7.24
TOTAL GROUP	1.05	1.08	1.13	1.18	1.20	1.21	1.18

	Mar-23	Jun-23	Sep-23	Dec-23	Mar-24	Jun-24	Sep-24
Europe	**0.42**	**0.42**	**0.44**	**0.44**	**0.41**	**0.39**	**0.35**
Spain	0.62	0.62	0.62	0.62	0.59	0.56	0.52
United Kingdom	0.12	0.11	0.12	0.10	0.08	0.08	0.05
Portugal	0.06	0.10	0.17	0.20	0.19	0.12	0.07
Poland	1.71	1.87	1.98	2.08	1.95	1.81	1.67
Digital Consumer Bank Europe	**0.48**	**0.54**	**0.60**	**0.62**	**0.67**	**0.72**	**0.75**
North America	**1.62**	**1.70**	**1.91**	**2.05**	**2.15**	**2.23**	**2.15**
US	1.52	1.57	1.77	1.92	1.98	2.06	1.94
Mexico	1.98	2.13	2.34	2.43	2.63	2.71	2.69
South America	**3.39**	**3.32**	**3.30**	**3.36**	**3.44**	**3.50**	**3.55**
Brazil	4.84	4.74	4.67	4.77	4.79	4.77	4.78
Chile	0.95	0.88	0.87	0.80	0.85	0.97	1.09
Argentina	2.97	3.46	4.09	6.64	5.43	4.80	4.88

Santander

Note: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months.
(*).- PagoNxt's cost of risk is not provided as we do not consider it a relevant metric for this type of business.

21

22 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

GRUPO SANTANDER (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	10,185	10,735	11,219	11,122	11,983	11,474	11,225	-2.2%	32,139	34,682	+7.9%
Net fee income	3,043	3,060	3,119	2,835	3,240	3,237	3,189	-1.5%	9,222	9,666	+4.8%
Gains (losses) on financial transactions and other	707	504	523	595	157	959	721	-24.8%	1,734	1,837	+5.9%
Total revenue	**13,935**	**14,299**	**14,861**	**14,552**	**15,380**	**15,670**	**15,135**	**-3.4%**	**43,095**	**46,185**	**+7.2%**
Operating expenses	(6,145)	(6,334)	(6,482)	(6,464)	(6,547)	(6,366)	(6,349)	-0.3%	(18,961)	(19,262)	+1.6%
Net operating income	**7,790**	**7,965**	**8,379**	**8,088**	**8,833**	**9,304**	**8,786**	**-5.6%**	**24,134**	**26,923**	**+11.6%**
Net loan-loss provisions	(2,873)	(2,898)	(3,266)	(3,421)	(3,125)	(3,118)	(2,976)	-4.6%	(9,037)	(9,219)	+2.0%
Other gains (losses) and provisions	(822)	(833)	(666)	(745)	(1,125)	(1,261)	(891)	-29.3%	(2,321)	(3,277)	+41.2%
Profit before tax	**4,095**	**4,234**	**4,447**	**3,922**	**4,583**	**4,925**	**4,919**	**-0.1%**	**12,776**	**14,427**	**+12.9%**
Consolidated profit	**2,865**	**2,970**	**3,176**	**3,198**	**3,115**	**3,477**	**3,589**	**+3.2%**	**9,011**	**10,181**	**+13.0%**
Attributable profit	**2,571**	**2,670**	**2,902**	**2,933**	**2,852**	**3,207**	**3,250**	**+1.3%**	**8,143**	**9,309**	**+14.3%**

Santander

Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

23

GRUPO SANTANDER (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	10,217	10,641	11,057	10,949	11,802	11,377	11,503	+1.1%	31,915	34,682	+8.7%
Net fee income	3,034	3,004	3,045	2,772	3,181	3,205	3,279	+2.3%	9,083	9,666	+6.4%
Gains (losses) on financial transactions and other	691	486	508	585	154	954	729	-23.5%	1,685	1,837	+9.0%
Total revenue	**13,942**	**14,131**	**14,610**	**14,306**	**15,137**	**15,536**	**15,512**	**-0.2%**	**42,683**	**46,185**	**+8.2%**
Operating expenses	(6,143)	(6,271)	(6,379)	(6,376)	(6,463)	(6,314)	(6,485)	+2.7%	(18,793)	(19,262)	+2.5%
Net operating income	**7,799**	**7,860**	**8,231**	**7,930**	**8,674**	**9,222**	**9,027**	**-2.1%**	**23,890**	**26,923**	**+12.7%**
Net loan-loss provisions	(2,855)	(2,847)	(3,182)	(3,327)	(3,048)	(3,083)	(3,088)	+0.2%	(8,884)	(9,219)	+3.8%
Other gains (losses) and provisions	(830)	(825)	(656)	(739)	(1,114)	(1,255)	(908)	-27.6%	(2,310)	(3,277)	+41.8%
Profit before tax	**4,115**	**4,188**	**4,393**	**3,864**	**4,513**	**4,884**	**5,031**	**+3.0%**	**12,695**	**14,427**	**+13.6%**
Consolidated profit	**2,874**	**2,934**	**3,136**	**3,148**	**3,069**	**3,445**	**3,667**	**+6.4%**	**8,944**	**10,181**	**+13.8%**
Attributable profit	**2,582**	**2,642**	**2,862**	**2,890**	**2,808**	**3,177**	**3,324**	**+4.6%**	**8,085**	**9,309**	**+15.1%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

24

25 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

Retail & Commercial Banking (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	5,931	6,470	6,705	6,445	7,145	6,870	6,803	-1.0%	19,105	20,817	+9.0%
Net fee income	1,074	1,212	1,196	1,015	1,193	1,173	1,149	-2.1%	3,482	3,514	+0.9%
Gains (losses) on financial transactions and other	(85)	(209)	74	(72)	(289)	183	(6)	—	(220)	(113)	-48.8%
Total revenue	**6,919**	**7,473**	**7,975**	**7,388**	**8,048**	**8,226**	**7,945**	**-3.4%**	**22,367**	**24,219**	**+8.3%**
Operating expenses	(3,111)	(3,263)	(3,361)	(3,089)	(3,304)	(3,119)	(3,102)	-0.6%	(9,735)	(9,525)	-2.2%
Net operating income	**3,809**	**4,209**	**4,613**	**4,298**	**4,744**	**5,107**	**4,844**	**-5.2%**	**12,631**	**14,694**	**+16.3%**
Net loan-loss provisions	(1,512)	(1,599)	(1,698)	(1,730)	(1,523)	(1,564)	(1,369)	-12.5%	(4,810)	(4,456)	-7.4%
Other gains (losses) and provisions	(566)	(702)	(513)	(619)	(844)	(733)	(484)	-33.9%	(1,781)	(2,061)	+15.7%
Profit before tax	**1,731**	**1,908**	**2,402**	**1,949**	**2,376**	**2,810**	**2,990**	**+6.4%**	**6,040**	**8,177**	**+35.4%**
Consolidated profit	**1,290**	**1,325**	**1,820**	**1,627**	**1,597**	**1,945**	**2,179**	**+12.0%**	**4,435**	**5,721**	**+29.0%**
Attributable profit	**1,196**	**1,226**	**1,706**	**1,532**	**1,503**	**1,824**	**2,005**	**+10.0%**	**4,128**	**5,332**	**+29.2%**

Santander

Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

26

Retail & Commercial Banking (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	5,990	6,417	6,605	6,348	7,028	6,816	6,974	+2.3%	19,012	20,817	+9.5%
Net fee income	1,072	1,186	1,163	988	1,166	1,159	1,190	+2.6%	3,421	3,514	+2.7%
Gains (losses) on financial transactions and other	(89)	(210)	76	(74)	(286)	180	(7)	—	(224)	(113)	-49.7%
Total revenue	**6,973**	**7,393**	**7,844**	**7,263**	**7,908**	**8,155**	**8,157**	**+0.0%**	**22,210**	**24,219**	**+9.0%**
Operating expenses	(3,119)	(3,217)	(3,289)	(3,036)	(3,247)	(3,091)	(3,187)	+3.1%	(9,625)	(9,525)	-1.0%
Net operating income	**3,854**	**4,176**	**4,555**	**4,227**	**4,661**	**5,064**	**4,970**	**-1.9%**	**12,584**	**14,694**	**+16.8%**
Net loan-loss provisions	(1,508)	(1,563)	(1,642)	(1,674)	(1,476)	(1,545)	(1,435)	-7.1%	(4,713)	(4,456)	-5.5%
Other gains (losses) and provisions	(573)	(698)	(504)	(614)	(835)	(728)	(498)	-31.6%	(1,775)	(2,061)	+16.1%
Profit before tax	**1,773**	**1,914**	**2,408**	**1,940**	**2,350**	**2,791**	**3,036**	**+8.8%**	**6,096**	**8,177**	**+34.1%**
Consolidated profit	**1,315**	**1,323**	**1,820**	**1,611**	**1,580**	**1,930**	**2,211**	**+14.6%**	**4,458**	**5,721**	**+28.3%**
Attributable profit	**1,218**	**1,225**	**1,702**	**1,519**	**1,486**	**1,809**	**2,036**	**+12.6%**	**4,145**	**5,332**	**+28.6%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

27

Digital Consumer Bank (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	2,546	2,477	2,600	2,598	2,710	2,655	2,614	-1.5%	7,623	7,978	+4.7%
Net fee income	288	295	316	330	354	387	373	-3.7%	899	1,115	+23.9%
Gains (losses) on financial transactions and other	227	193	199	228	120	222	148	-33.3%	618	491	-20.6%
Total revenue	**3,061**	**2,965**	**3,115**	**3,155**	**3,185**	**3,264**	**3,135**	**-4.0%**	**9,141**	**9,584**	**+4.8%**
Operating expenses	(1,317)	(1,291)	(1,284)	(1,371)	(1,311)	(1,307)	(1,278)	-2.2%	(3,892)	(3,896)	+0.1%
Net operating income	**1,744**	**1,675**	**1,831**	**1,784**	**1,874**	**1,957**	**1,857**	**-5.1%**	**5,249**	**5,688**	**+8.4%**
Net loan-loss provisions	(916)	(887)	(1,177)	(1,126)	(1,137)	(1,055)	(1,121)	+6.3%	(2,980)	(3,314)	+11.2%
Other gains (losses) and provisions	(71)	(39)	(78)	(60)	(118)	(180)	(112)	-37.9%	(189)	(409)	+116.1%
Profit before tax	**756**	**748**	**576**	**597**	**619**	**722**	**624**	**-13.6%**	**2,080**	**1,965**	**-5.5%**
Consolidated profit	**587**	**635**	**489**	**540**	**537**	**668**	**508**	**-24.0%**	**1,711**	**1,713**	**+0.1%**
Attributable profit	**488**	**539**	**417**	**457**	**464**	**606**	**437**	**-27.8%**	**1,444**	**1,507**	**+4.4%**

Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Santander 28

Digital Consumer Bank (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	2,525	2,471	2,585	2,572	2,691	2,638	2,650	+0.4%	7,581	7,978	+5.2%
Net fee income	288	294	313	326	351	385	379	-1.6%	895	1,115	+24.5%
Gains (losses) on financial transactions and other	226	193	200	227	120	222	149	-32.7%	619	491	-20.7%
Total revenue	**3,039**	**2,958**	**3,099**	**3,125**	**3,162**	**3,244**	**3,177**	**-2.1%**	**9,095**	**9,584**	**+5.4%**
Operating expenses	(1,309)	(1,290)	(1,280)	(1,362)	(1,306)	(1,300)	(1,290)	-0.7%	(3,879)	(3,896)	+0.4%
Net operating income	**1,730**	**1,668**	**1,818**	**1,763**	**1,856**	**1,945**	**1,887**	**-3.0%**	**5,216**	**5,688**	**+9.1%**
Net loan-loss provisions	(906)	(883)	(1,164)	(1,109)	(1,125)	(1,048)	(1,141)	+9.0%	(2,954)	(3,314)	+12.2%
Other gains (losses) and provisions	(72)	(38)	(77)	(60)	(117)	(179)	(113)	-36.9%	(187)	(409)	+118.9%
Profit before tax	**752**	**746**	**577**	**593**	**614**	**718**	**632**	**-11.9%**	**2,075**	**1,965**	**-5.3%**
Consolidated profit	**584**	**634**	**490**	**535**	**534**	**665**	**515**	**-22.5%**	**1,708**	**1,713**	**+0.3%**
Attributable profit	**485**	**539**	**417**	**453**	**461**	**602**	**444**	**-26.3%**	**1,441**	**1,507**	**+4.6%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

29

30 Corporate & Investment Banking (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 844 826 888 1,037 1,062 969 901 -7.0% 2,557 2,932 +14.7% Net fee income 606 536 517 471 654 626 612 -2.1% 1,660 1,892 +14.0% Gains (losses) on financial transactions and other 554 590 463 196 397 481 559 +16.2% 1,607 1,436 -10.6% Total revenue 2,004 1,952 1,867 1,703 2,112 2,076 2,072 -0.2% 5,824 6,261 +7.5% Operating expenses (741) (771) (865) (1,010) (888) (930) (965) +3.9% (2,377) (2,782) +17.1% Net operating income 1,263 1,181 1,003 694 1,225 1,146 1,107 -3.4% 3,447 3,478 +0.9% Net loan-loss provisions 24 (31) 49 (206) (40) (56) (61) +10.2% 41 (158) — Other gains (losses) and provisions (104) (28) (28) (21) (78) (46) (100) +116.8% (159) (224) +40.7% Profit before tax 1,183 1,122 1,023 466 1,107 1,044 946 -9.4% 3,329 3,096 -7.0% Consolidated profit 807 800 717 334 760 746 682 -8.7% 2,324 2,188 -5.8% Attributable profit 742 736 667 295 705 700 633 -9.5% 2,145 2,039 -4.9% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Corporate & Investment Banking (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	838	811	869	1,013	1,042	957	933	-2.5%	2,518	2,932	+16.5%
Net fee income	606	530	509	464	648	621	623	+0.3%	1,646	1,892	+15.0%
Gains (losses) on financial transactions and other	544	575	449	191	393	481	562	+16.9%	1,568	1,436	-8.4%
Total revenue	**1,988**	**1,916**	**1,827**	**1,667**	**2,082**	**2,060**	**2,118**	**+2.8%**	**5,731**	**6,261**	**+9.2%**
Operating expenses	(739)	(765)	(854)	(998)	(879)	(922)	(981)	+6.5%	(2,359)	(2,782)	+18.0%
Net operating income	**1,249**	**1,151**	**973**	**669**	**1,203**	**1,138**	**1,137**	**-0.1%**	**3,372**	**3,478**	**+3.1%**
Net loan-loss provisions	23	(32)	43	(198)	(40)	(55)	(62)	+12.2%	34	(158)	—
Other gains (losses) and provisions	(103)	(27)	(27)	(21)	(78)	(46)	(101)	+119.4%	(157)	(224)	+42.5%
Profit before tax	**1,169**	**1,092**	**988**	**450**	**1,086**	**1,037**	**974**	**-6.0%**	**3,249**	**3,096**	**-4.7%**
Consolidated profit	**798**	**780**	**694**	**324**	**746**	**741**	**700**	**-5.5%**	**2,272**	**2,188**	**-3.7%**
Attributable profit	**736**	**720**	**646**	**286**	**693**	**695**	**651**	**-6.3%**	**2,102**	**2,039**	**-3.0%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

31

32 Wealth Management & Insurance (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 334 392 409 377 423 404 406 +0.6% 1,135 1,233 +8.6% Net fee income 308 317 318 319 364 355 366 +3.1% 943 1,084 +14.9% Gains (losses) on financial transactions and other 116 121 110 88 105 138 157 +13.6% 347 401 +15.3% Total revenue 758 830 838 784 892 897 929 +3.6% 2,426 2,718 +12.0% Operating expenses (291) (293) (297) (335) (306) (309) (315) +2.0% (881) (931) +5.6% Net operating income 467 538 540 449 585 588 614 +4.4% 1,545 1,787 +15.7% Net loan-loss provisions 1 14 (3) 5 (4) (10) (11) +11.6% 12 (24) — Other gains (losses) and provisions (24) (11) 0 17 (24) (5) (3) -48.3% (35) (32) -6.6% Profit before tax 444 541 537 471 557 573 600 +4.8% 1,522 1,730 +13.7% Consolidated profit 335 415 412 378 420 436 468 +7.1% 1,162 1,324 +14.0% Attributable profit 316 395 397 358 400 417 448 +7.3% 1,109 1,266 +14.2% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Wealth Management & Insurance (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	335	391	407	375	421	402	410	+2.1%	1,132	1,233	+9.0%
Net fee income	308	315	314	316	361	352	371	+5.5%	937	1,084	+15.7%
Gains (losses) on financial transactions and other	115	119	106	85	102	136	162	+18.6%	340	401	+17.8%
Total revenue	**757**	**824**	**827**	**776**	**884**	**890**	**943**	**+6.0%**	**2,409**	**2,718**	**+12.8%**
Operating expenses	(290)	(290)	(294)	(332)	(304)	(307)	(320)	+4.5%	(875)	(931)	+6.4%
Net operating income	**467**	**534**	**533**	**444**	**581**	**584**	**623**	**+6.7%**	**1,534**	**1,787**	**+16.5%**
Net loan-loss provisions	1	14	(3)	5	(4)	(10)	(11)	+13.0%	12	(24)	—
Other gains (losses) and provisions	(24)	(11)	1	17	(24)	(5)	(3)	-47.7%	(35)	(32)	-6.6%
Profit before tax	**444**	**537**	**530**	**466**	**552**	**569**	**609**	**+7.1%**	**1,511**	**1,730**	**+14.5%**
Consolidated profit	**336**	**411**	**406**	**374**	**416**	**433**	**475**	**+9.7%**	**1,152**	**1,324**	**+14.9%**
Attributable profit	**317**	**392**	**392**	**354**	**397**	**414**	**455**	**+9.8%**	**1,101**	**1,266**	**+15.0%**

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Santander 33

34 Payments (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 582 611 649 582 675 645 596 -7.6% 1,842 1,916 +4.0% Net fee income 770 703 772 708 676 695 698 +0.4% 2,244 2,069 -7.8% Gains (losses) on financial transactions and other (36) (17) (44) 19 2 8 13 +69.3% (97) 23 — Total revenue 1,316 1,297 1,376 1,309 1,353 1,347 1,307 -3.0% 3,989 4,007 +0.5% Operating expenses (589) (623) (581) (550) (650) (615) (588) -4.5% (1,794) (1,854) +3.3% Net operating income 726 674 795 759 703 732 719 -1.8% 2,195 2,154 -1.9% Net loan-loss provisions (471) (397) (435) (363) (418) (434) (414) -4.6% (1,303) (1,266) -2.9% Other gains (losses) and provisions (14) (21) (18) (31) (20) (257) (32) -87.4% (53) (309) +487.9% Profit before tax 241 256 342 365 265 41 272 — 839 578 -31.1% Consolidated profit 124 137 202 233 159 (68) 156 — 463 247 -46.7% Attributable profit 107 116 179 204 137 (89) 129 — 403 178 -55.8% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Payments (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	580	594	622	558	651	633	632	-0.1%	1,796	1,916	+6.7%
Net fee income	765	682	743	685	657	686	725	+5.7%	2,189	2,069	-5.5%
Gains (losses) on financial transactions and other	(36)	(17)	(43)	19	2	8	12	+43.0%	(96)	23	—
Total revenue	**1,309**	**1,259**	**1,321**	**1,263**	**1,310**	**1,328**	**1,370**	**+3.2%**	**3,889**	**4,007**	**+3.0%**
Operating expenses	(591)	(614)	(567)	(540)	(639)	(609)	(605)	-0.7%	(1,772)	(1,854)	+4.6%
Net operating income	**718**	**644**	**754**	**723**	**671**	**718**	**764**	**+6.4%**	**2,117**	**2,154**	**+1.7%**
Net loan-loss provisions	(468)	(383)	(414)	(350)	(401)	(426)	(440)	+3.3%	(1,266)	(1,266)	+0.0%
Other gains (losses) and provisions	(14)	(21)	(17)	(31)	(19)	(257)	(33)	-87.2%	(52)	(309)	+493.6%
Profit before tax	**237**	**240**	**323**	**342**	**251**	**36**	**292**	**—**	**799**	**578**	**-27.6%**
Consolidated profit	**121**	**127**	**190**	**218**	**150**	**(72)**	**168**	**—**	**438**	**247**	**-43.7%**
Attributable profit	**105**	**108**	**169**	**191**	**129**	**(92)**	**141**	**—**	**381**	**178**	**-53.3%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

35

36 PagoNxt (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 9 22 24 38 31 31 35 +10.3% 55 97 +74.5% Net fee income 218 228 255 253 224 233 241 +3.5% 701 697 -0.6% Gains (losses) on financial transactions and other 16 27 19 30 29 36 35 -2.8% 62 100 +60.1% Total revenue 244 277 298 321 283 300 311 +3.5% 819 894 +9.1% Operating expenses (278) (295) (251) (268) (304) (297) (288) -2.9% (823) (889) +8.0% Net operating income (34) (18) 48 53 (21) 4 23 — (4) 5 — Net loan-loss provisions (6) (6) (10) (1) (4) (5) (3) -36.4% (23) (13) -44.8% Other gains (losses) and provisions (2) (10) (6) (23) (2) (256) (15) -94.2% (19) (274) — Profit before tax (43) (34) 31 29 (27) (258) 4 — (45) (281) — Consolidated profit (57) (48) 6 23 (37) (265) (17) -93.7% (99) (318) +222.1% Attributable profit (55) (48) 3 23 (39) (265) (21) -92.0% (100) (326) +224.4% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

PagoNxt (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	9	22	23	36	29	31	36	+17.4%	54	97	+80.0%
Net fee income	216	220	245	243	217	230	250	+9.0%	681	697	+2.3%
Gains (losses) on financial transactions and other	16	27	19	30	29	36	35	-1.7%	62	100	+60.4%
Total revenue	**242**	**269**	**287**	**310**	**275**	**297**	**322**	**+8.6%**	**797**	**894**	**+12.1%**
Operating expenses	(276)	(290)	(244)	(263)	(300)	(295)	(295)	-0.1%	(811)	(889)	+9.7%
Net operating income	**(34)**	**(21)**	**42**	**47**	**(25)**	**2**	**28**	**—**	**(13)**	**5**	**—**
Net loan-loss provisions	(6)	(6)	(10)	(1)	(4)	(5)	(4)	-33.1%	(22)	(13)	-43.9%
Other gains (losses) and provisions	(2)	(10)	(6)	(23)	(2)	(256)	(15)	-94.1%	(18)	(274)	—
Profit before tax	**(43)**	**(37)**	**26**	**23**	**(31)**	**(260)**	**9**	**—**	**(54)**	**(281)**	**+425.0%**
Consolidated profit	**(57)**	**(50)**	**3**	**19**	**(39)**	**(266)**	**(13)**	**-94.9%**	**(104)**	**(318)**	**+204.6%**
Attributable profit	**(55)**	**(50)**	**(1)**	**20**	**(41)**	**(266)**	**(18)**	**-93.2%**	**(106)**	**(326)**	**+207.9%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

37

38 Cards (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 573 589 625 544 644 613 561 -8.5% 1,787 1,819 +1.8% Net fee income 551 475 517 456 452 462 457 -1.1% 1,542 1,371 -11.1% Gains (losses) on financial transactions and other (52) (44) (63) (11) (27) (28) (22) -22.4% (160) (77) -51.6% Total revenue 1,072 1,020 1,078 988 1,070 1,047 996 -4.9% 3,170 3,113 -1.8% Operating expenses (312) (328) (331) (282) (346) (319) (300) -5.9% (970) (965) -0.6% Net operating income 760 692 747 706 724 728 696 -4.4% 2,199 2,149 -2.3% Net loan-loss provisions (465) (391) (425) (361) (414) (428) (411) -4.2% (1,280) (1,253) -2.1% Other gains (losses) and provisions (11) (11) (11) (8) (17) (0) (18) — (34) (35) +4.8% Profit before tax 284 290 311 337 292 300 268 -10.6% 885 860 -2.8% Consolidated profit 181 185 196 210 196 196 173 -12.1% 562 565 +0.5% Attributable profit 162 164 177 181 177 176 150 -14.8% 503 503 +0.1% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Cards (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	571	573	599	522	621	602	596	-1.0%	1,742	1,819	+4.4%
Net fee income	548	461	498	442	440	456	475	+4.0%	1,508	1,371	-9.1%
Gains (losses) on financial transactions and other	(52)	(44)	(63)	(11)	(26)	(28)	(23)	-15.3%	(159)	(77)	-51.3%
Total revenue	**1,067**	**990**	**1,035**	**953**	**1,035**	**1,031**	**1,047**	**+1.6%**	**3,092**	**3,113**	**+0.7%**
Operating expenses	(315)	(325)	(323)	(277)	(339)	(315)	(311)	-1.3%	(962)	(965)	+0.3%
Net operating income	**753**	**665**	**712**	**676**	**696**	**716**	**737**	**+2.9%**	**2,130**	**2,149**	**+0.9%**
Net loan-loss provisions	(462)	(377)	(404)	(349)	(397)	(420)	(436)	+3.7%	(1,243)	(1,253)	+0.8%
Other gains (losses) and provisions	(12)	(11)	(11)	(8)	(17)	(0)	(18)	—	(34)	(35)	+3.9%
Profit before tax	**280**	**277**	**296**	**319**	**281**	**295**	**283**	**-4.2%**	**853**	**860**	**+0.8%**
Consolidated profit	**178**	**177**	**188**	**199**	**189**	**194**	**182**	**-6.0%**	**542**	**565**	**+4.2%**
Attributable profit	**160**	**157**	**169**	**172**	**171**	**174**	**159**	**-8.6%**	**487**	**503**	**+3.4%**

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Santander 39

40 Corporate Centre (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income (52) (42) (30) 83 (31) (69) (95) +38.4% (124) (195) +57.1% Net fee income (3) (3) 1 (8) (1) 2 (8) — (6) (7) +33.7% Gains (losses) on financial transactions and other (69) (172) (279) 136 (178) (74) (150) +103.8% (521) (402) -22.9% Total revenue (124) (218) (308) 212 (210) (140) (254) +80.4% (650) (604) -7.1% Operating expenses (95) (95) (94) (108) (87) (86) (101) +17.1% (283) (275) -2.8% Net operating income (219) (312) (402) 104 (297) (227) (355) +56.3% (933) (879) -5.8% Net loan-loss provisions 3 1 (1) (1) (2) (0) 1 — 3 (1) — Other gains (losses) and provisions (44) (30) (30) (30) (41) (40) (160) +305.5% (104) (240) +131.5% Profit before tax (260) (341) (433) 73 (340) (266) (514) +92.8% (1,034) (1,120) +8.3% Consolidated profit (279) (341) (464) 87 (357) (252) (403) +60.3% (1,084) (1,012) -6.6% Attributable profit (279) (341) (464) 87 (357) (252) (403) +60.2% (1,084) (1,012) -6.7%

41 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

42 Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 3,597 3,968 4,222 4,123 4,123 4,165 4,205 +0.9% 11,787 12,493 +6.0% Net fee income 1,168 1,076 1,084 1,071 1,202 1,167 1,168 +0.1% 3,328 3,536 +6.3% Gains (losses) on financial transactions and other 406 249 458 17 484 578 573 -0.9% 1,113 1,634 +46.8% Total revenue 5,171 5,293 5,765 5,211 5,809 5,910 5,945 +0.6% 16,228 17,663 +8.8% Operating expenses (2,167) (2,215) (2,291) (2,357) (2,305) (2,297) (2,356) +2.6% (6,673) (6,958) +4.3% Net operating income 3,004 3,078 3,474 2,854 3,504 3,612 3,589 -0.6% 9,555 10,705 +12.0% Net loan-loss provisions (642) (646) (662) (582) (484) (532) (427) -19.7% (1,951) (1,444) -26.0% Other gains (losses) and provisions (516) (389) (361) (415) (582) (535) (360) -32.7% (1,266) (1,476) +16.6% Profit before tax 1,846 2,042 2,451 1,856 2,438 2,545 2,802 +10.1% 6,339 7,786 +22.8% Consolidated profit 1,269 1,428 1,753 1,374 1,642 1,731 1,979 +14.3% 4,450 5,352 +20.3% Attributable profit 1,189 1,347 1,640 1,306 1,541 1,647 1,842 +11.8% 4,176 5,029 +20.4%

43 Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 3,699 4,030 4,266 4,162 4,134 4,167 4,192 +0.6% 11,995 12,493 +4.1% Net fee income 1,185 1,086 1,092 1,076 1,203 1,166 1,167 +0.1% 3,362 3,536 +5.2% Gains (losses) on financial transactions and other 405 250 461 17 484 578 573 -0.8% 1,116 1,634 +46.4% Total revenue 5,289 5,366 5,819 5,255 5,821 5,910 5,932 +0.4% 16,474 17,663 +7.2% Operating expenses (2,210) (2,242) (2,307) (2,376) (2,310) (2,298) (2,350) +2.3% (6,758) (6,958) +2.9% Net operating income 3,079 3,124 3,512 2,879 3,511 3,612 3,582 -0.8% 9,715 10,705 +10.2% Net loan-loss provisions (659) (658) (669) (589) (485) (532) (426) -20.0% (1,986) (1,444) -27.3% Other gains (losses) and provisions (523) (394) (365) (421) (583) (535) (359) -32.9% (1,282) (1,476) +15.1% Profit before tax 1,897 2,072 2,478 1,869 2,443 2,545 2,797 +9.9% 6,446 7,786 +20.8% Consolidated profit 1,306 1,450 1,773 1,383 1,645 1,731 1,975 +14.1% 4,529 5,352 +18.2% Attributable profit 1,219 1,364 1,655 1,314 1,544 1,647 1,839 +11.7% 4,238 5,029 +18.7%

44 Spain (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,460 1,701 1,741 1,738 1,816 1,840 1,799 -2.2% 4,903 5,454 +11.3% Net fee income 752 661 635 652 746 738 707 -4.1% 2,047 2,191 +7.0% Gains (losses) on financial transactions and other 335 204 302 (48) 455 471 477 +1.4% 841 1,403 +66.8% Total revenue 2,547 2,566 2,678 2,341 3,016 3,048 2,983 -2.1% 7,791 9,048 +16.1% Operating expenses (1,014) (1,025) (1,088) (1,100) (1,032) (1,033) (1,073) +3.8% (3,127) (3,138) +0.4% Net operating income 1,533 1,540 1,591 1,241 1,984 2,015 1,911 -5.2% 4,664 5,910 +26.7% Net loan-loss provisions (415) (389) (377) (342) (331) (327) (279) -14.6% (1,180) (937) -20.6% Other gains (losses) and provisions (379) (212) (201) (191) (417) (244) (119) -51.1% (792) (779) -1.6% Profit before tax 739 940 1,013 707 1,236 1,445 1,512 +4.7% 2,692 4,193 +55.8% Consolidated profit 466 666 722 516 772 984 1,081 +9.9% 1,854 2,837 +53.0% Attributable profit 466 666 722 516 772 984 1,081 +9.9% 1,854 2,837 +53.0%

45 United Kingdom (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,283 1,300 1,344 1,225 1,185 1,196 1,256 +5.0% 3,927 3,637 -7.4% Net fee income 83 84 97 74 79 64 80 +25.7% 264 222 -15.7% Gains (losses) on financial transactions and other 2 6 45 (19) (7) 0 8 — 54 1 -98.7% Total revenue 1,368 1,391 1,486 1,280 1,257 1,260 1,344 +6.7% 4,245 3,860 -9.1% Operating expenses (674) (689) (684) (698) (734) (717) (710) -1.0% (2,047) (2,161) +5.6% Net operating income 694 702 803 581 523 542 634 +16.8% 2,198 1,699 -22.7% Net loan-loss provisions (59) (44) (126) (18) (17) (44) (37) -16.7% (229) (98) -57.3% Other gains (losses) and provisions (92) (73) (92) (168) (91) (64) (108) +69.0% (257) (263) +2.2% Profit before tax 542 585 585 396 415 434 489 +12.6% 1,712 1,338 -21.8% Consolidated profit 395 423 425 301 305 325 346 +6.4% 1,243 975 -21.5% Attributable profit 395 423 425 301 305 325 346 +6.4% 1,243 975 -21.5%

46 United Kingdom (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,331 1,328 1,357 1,247 1,192 1,199 1,246 +4.0% 4,016 3,637 -9.4% Net fee income 86 86 98 76 79 64 79 +24.6% 270 222 -17.6% Gains (losses) on financial transactions and other 3 6 46 (20) (7) 0 8 — 55 1 -98.8% Total revenue 1,419 1,420 1,501 1,302 1,264 1,262 1,334 +5.7% 4,341 3,860 -11.1% Operating expenses (699) (704) (690) (711) (738) (719) (704) -2.0% (2,093) (2,161) +3.3% Net operating income 720 716 812 592 526 544 630 +15.8% 2,248 1,699 -24.4% Net loan-loss provisions (62) (45) (128) (18) (17) (44) (36) -17.5% (234) (98) -58.2% Other gains (losses) and provisions (96) (74) (93) (171) (91) (64) (107) +67.8% (263) (263) -0.1% Profit before tax 562 598 590 402 417 435 486 +11.5% 1,750 1,338 -23.6% Consolidated profit 410 432 429 307 307 326 343 +5.4% 1,271 975 -23.3% Attributable profit 410 432 429 307 307 326 343 +5.4% 1,271 975 -23.3%

47 United Kingdom (GBP mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,133 1,130 1,156 1,061 1,015 1,020 1,061 +4.0% 3,419 3,096 -9.4% Net fee income 73 73 83 64 67 54 68 +24.6% 230 189 -17.6% Gains (losses) on financial transactions and other 2 5 39 (17) (6) 0 7 — 47 1 -98.8% Total revenue 1,208 1,209 1,278 1,109 1,076 1,075 1,135 +5.7% 3,695 3,286 -11.1% Operating expenses (595) (599) (587) (605) (629) (612) (599) -2.0% (1,782) (1,840) +3.3% Net operating income 613 610 691 504 447 463 536 +15.8% 1,913 1,446 -24.4% Net loan-loss provisions (52) (38) (109) (16) (15) (38) (31) -17.5% (200) (83) -58.2% Other gains (losses) and provisions (82) (63) (79) (145) (78) (54) (91) +67.8% (224) (224) -0.1% Profit before tax 479 509 503 343 355 371 414 +11.5% 1,490 1,139 -23.6% Consolidated profit 349 368 365 261 261 277 292 +5.4% 1,082 830 -23.3% Attributable profit 349 368 365 261 261 277 292 +5.4% 1,082 830 -23.3%

48 Portugal (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 261 314 439 451 431 413 373 -9.8% 1,014 1,216 +20.0% Net fee income 124 111 117 111 127 115 115 -0.6% 352 357 +1.3% Gains (losses) on financial transactions and other 20 (6) 18 21 26 30 13 -56.6% 32 69 +114.9% Total revenue 405 419 575 584 584 558 500 -10.4% 1,398 1,642 +17.4% Operating expenses (132) (132) (137) (141) (134) (134) (137) +2.5% (401) (404) +0.8% Net operating income 273 286 438 443 450 425 363 -14.4% 997 1,238 +24.1% Net loan-loss provisions (14) (20) (25) (18) (7) 5 (7) — (59) (10) -83.7% Other gains (losses) and provisions 1 (42) (7) (1) (3) (36) (5) -86.0% (48) (44) -9.1% Profit before tax 261 223 406 423 440 394 351 -10.8% 890 1,185 +33.0% Consolidated profit 180 142 284 293 303 260 230 -11.8% 606 793 +31.0% Attributable profit 180 142 283 292 303 260 229 -11.8% 604 792 +31.0%

49 Poland (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 586 623 662 673 686 697 727 +4.3% 1,871 2,111 +12.8% Net fee income 145 144 148 153 176 163 170 +4.2% 437 508 +16.4% Gains (losses) on financial transactions and other (2) 13 25 13 (28) 17 25 +47.1% 37 15 -60.1% Total revenue 729 780 835 838 834 878 923 +5.1% 2,344 2,634 +12.4% Operating expenses (197) (207) (217) (240) (229) (237) (252) +6.3% (622) (719) +15.6% Net operating income 531 573 617 598 605 640 670 +4.7% 1,722 1,915 +11.2% Net loan-loss provisions (151) (191) (132) (199) (130) (166) (103) -38.3% (475) (399) -15.9% Other gains (losses) and provisions (44) (61) (60) (88) (62) (108) (63) -41.9% (166) (232) +40.3% Profit before tax 336 321 425 310 412 366 505 +37.8% 1,082 1,284 +18.6% Consolidated profit 247 236 319 213 314 258 392 +52.1% 802 964 +20.2% Attributable profit 167 155 208 145 213 173 256 +48.1% 529 643 +21.5%

50 Poland (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 641 657 692 690 691 697 724 +3.9% 1,991 2,111 +6.0% Net fee income 158 152 155 157 177 163 169 +3.8% 465 508 +9.4% Gains (losses) on financial transactions and other (2) 15 26 13 (28) 17 26 +45.9% 39 15 -62.5% Total revenue 797 824 873 860 839 877 918 +4.7% 2,494 2,634 +5.6% Operating expenses (216) (219) (227) (247) (230) (237) (251) +5.9% (662) (719) +8.6% Net operating income 581 605 646 613 608 640 667 +4.2% 1,833 1,915 +4.5% Net loan-loss provisions (166) (202) (137) (205) (131) (166) (102) -38.7% (505) (399) -20.9% Other gains (losses) and provisions (48) (65) (63) (91) (62) (108) (62) -42.3% (176) (232) +31.9% Profit before tax 367 338 446 316 415 366 503 +37.5% 1,151 1,284 +11.5% Consolidated profit 271 249 334 217 316 257 391 +51.8% 854 964 +12.9% Attributable profit 182 163 218 147 215 173 255 +47.8% 563 643 +14.2%

51 Poland (PLN mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 2,759 2,830 2,980 2,972 2,973 2,999 3,115 +3.9% 8,569 9,087 +6.0% Net fee income 682 653 665 675 761 700 727 +3.8% 2,000 2,188 +9.4% Gains (losses) on financial transactions and other (9) 62 114 56 (122) 75 110 +45.9% 168 63 -62.5% Total revenue 3,432 3,545 3,760 3,703 3,611 3,775 3,952 +4.7% 10,737 11,338 +5.6% Operating expenses (930) (941) (978) (1,065) (992) (1,021) (1,081) +5.9% (2,848) (3,093) +8.6% Net operating income 2,502 2,604 2,782 2,638 2,619 2,754 2,871 +4.2% 7,888 8,245 +4.5% Net loan-loss provisions (713) (871) (591) (885) (565) (716) (439) -38.7% (2,174) (1,719) -20.9% Other gains (losses) and provisions (208) (279) (271) (392) (268) (464) (268) -42.3% (758) (1,000) +31.9% Profit before tax 1,581 1,454 1,920 1,362 1,786 1,575 2,165 +37.5% 4,956 5,526 +11.5% Consolidated profit 1,165 1,070 1,440 932 1,359 1,108 1,683 +51.8% 3,675 4,150 +12.9% Attributable profit 785 700 938 634 924 744 1,099 +47.8% 2,423 2,767 +14.2%

52 Other Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 7 30 36 36 5 19 50 +164.0% 73 74 +1.4% Net fee income 65 75 87 81 74 87 96 +10.9% 228 258 +13.2% Gains (losses) on financial transactions and other 50 32 68 51 39 60 49 -17.9% 150 148 -1.4% Total revenue 122 137 191 168 118 166 196 +18.0% 450 479 +6.4% Operating expenses (150) (161) (166) (177) (175) (176) (184) +4.5% (476) (535) +12.4% Net operating income (28) (24) 26 (9) (57) (10) 11 — (26) (56) +116.3% Net loan-loss provisions (3) (2) (3) (4) 1 0 (1) — (8) 0 — Other gains (losses) and provisions (1) (1) (1) 33 (9) (84) (65) -22.2% (3) (158) — Profit before tax (32) (27) 22 20 (65) (94) (55) -41.4% (37) (214) +476.5% Consolidated profit (20) (38) 4 50 (52) (96) (70) -26.5% (55) (218) +295.1% Attributable profit (19) (38) 3 52 (53) (95) (70) -26.1% (54) (218) +301.2%

53 Other Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 6 30 36 36 5 18 51 +173.4% 72 74 +2.2% Net fee income 65 75 87 81 74 87 97 +11.9% 227 258 +13.4% Gains (losses) on financial transactions and other 49 32 68 50 39 60 49 -17.1% 150 148 -1.3% Total revenue 120 138 191 167 118 165 197 +19.5% 449 479 +6.7% Operating expenses (149) (161) (166) (176) (175) (175) (185) +5.4% (476) (535) +12.6% Net operating income (28) (24) 26 (9) (57) (11) 12 — (26) (56) +113.2% Net loan-loss provisions (3) (2) (3) (4) 1 0 (1) — (8) 0 — Other gains (losses) and provisions (1) (1) (1) 33 (9) (84) (65) -22.2% (3) (158) — Profit before tax (33) (27) 22 19 (65) (94) (55) -42.1% (38) (214) +470.5% Consolidated profit (21) (38) 4 50 (52) (96) (70) -27.2% (56) (218) +292.9% Attributable profit (20) (38) 3 51 (53) (95) (70) -26.7% (55) (218) +298.9%

54 Digital Consumer Bank Europe (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,029 1,011 1,069 1,083 1,095 1,092 1,069 -2.1% 3,110 3,256 +4.7% Net fee income 191 203 210 192 220 231 229 -0.8% 604 680 +12.6% Gains (losses) on financial transactions and other 123 101 132 158 95 120 100 -16.8% 356 316 -11.2% Total revenue 1,343 1,315 1,411 1,433 1,410 1,444 1,398 -3.1% 4,069 4,252 +4.5% Operating expenses (659) (655) (652) (652) (665) (655) (656) +0.3% (1,967) (1,976) +0.5% Net operating income 684 660 759 781 745 789 742 -6.0% 2,103 2,276 +8.2% Net loan-loss provisions (193) (222) (225) (152) (276) (308) (279) -9.4% (640) (864) +34.9% Other gains (losses) and provisions (43) 43 (25) (47) (69) (124) (61) -51.0% (25) (254) — Profit before tax 447 481 509 582 401 356 402 +12.6% 1,437 1,159 -19.4% Consolidated profit 337 364 376 449 297 279 302 +8.2% 1,077 878 -18.5% Attributable profit 244 277 302 376 229 224 243 +8.5% 823 696 -15.5%

55 Digital Consumer Bank Europe (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,030 1,016 1,071 1,087 1,093 1,092 1,070 -2.0% 3,117 3,256 +4.5% Net fee income 191 204 211 192 220 231 229 -0.8% 606 680 +12.3% Gains (losses) on financial transactions and other 123 102 133 158 95 121 100 -16.9% 358 316 -11.6% Total revenue 1,345 1,321 1,414 1,437 1,408 1,444 1,400 -3.0% 4,080 4,252 +4.2% Operating expenses (660) (657) (653) (653) (664) (655) (657) +0.4% (1,970) (1,976) +0.3% Net operating income 686 664 761 784 744 789 743 -5.9% 2,110 2,276 +7.9% Net loan-loss provisions (193) (226) (225) (153) (275) (309) (280) -9.4% (644) (864) +34.2% Other gains (losses) and provisions (44) 42 (25) (48) (69) (124) (61) -51.2% (28) (254) — Profit before tax 449 480 511 583 400 356 402 +13.0% 1,439 1,159 -19.5% Consolidated profit 337 364 377 450 297 278 302 +8.6% 1,078 878 -18.6% Attributable profit 244 277 303 377 228 224 244 +8.9% 823 696 -15.5%

56 North America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 2,448 2,483 2,602 2,626 2,611 2,636 2,527 -4.2% 7,533 7,774 +3.2% Net fee income 521 555 560 555 638 662 641 -3.1% 1,637 1,941 +18.6% Gains (losses) on financial transactions and other 172 237 228 185 236 256 200 -21.9% 637 691 +8.5% Total revenue 3,141 3,276 3,391 3,366 3,485 3,554 3,367 -5.3% 9,807 10,406 +6.1% Operating expenses (1,500) (1,560) (1,648) (1,758) (1,661) (1,691) (1,624) -4.0% (4,707) (4,976) +5.7% Net operating income 1,641 1,716 1,743 1,608 1,824 1,863 1,743 -6.4% 5,100 5,429 +6.5% Net loan-loss provisions (808) (722) (1,077) (1,126) (985) (908) (944) +3.9% (2,608) (2,837) +8.8% Other gains (losses) and provisions (19) (69) (37) (14) (63) (144) (75) -47.7% (124) (283) +127.4% Profit before tax 815 925 629 469 776 810 724 -10.7% 2,368 2,310 -2.4% Consolidated profit 640 719 555 454 645 703 586 -16.7% 1,915 1,934 +1.0% Attributable profit 627 719 554 454 644 703 585 -16.8% 1,900 1,931 +1.7%

57 North America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 2,470 2,487 2,567 2,592 2,561 2,581 2,632 +2.0% 7,524 7,774 +3.3% Net fee income 532 556 548 547 623 646 671 +3.9% 1,637 1,941 +18.5% Gains (losses) on financial transactions and other 169 239 227 183 234 252 205 -18.6% 636 691 +8.8% Total revenue 3,172 3,282 3,342 3,323 3,418 3,479 3,509 +0.8% 9,797 10,406 +6.2% Operating expenses (1,511) (1,563) (1,628) (1,737) (1,633) (1,659) (1,684) +1.6% (4,701) (4,976) +5.8% Net operating income 1,662 1,719 1,715 1,585 1,785 1,820 1,824 +0.2% 5,095 5,429 +6.6% Net loan-loss provisions (811) (724) (1,067) (1,113) (969) (890) (977) +9.7% (2,603) (2,837) +9.0% Other gains (losses) and provisions (19) (69) (36) (14) (62) (143) (77) -46.2% (124) (283) +127.7% Profit before tax 831 926 611 458 754 787 770 -2.1% 2,368 2,310 -2.5% Consolidated profit 652 720 542 446 628 685 621 -9.4% 1,914 1,934 +1.0% Attributable profit 638 720 541 446 627 685 619 -9.5% 1,899 1,931 +1.7%

58 United States (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,465 1,436 1,414 1,428 1,396 1,428 1,411 -1.2% 4,314 4,235 -1.8% Net fee income 190 200 189 187 267 272 296 +8.7% 579 835 +44.1% Gains (losses) on financial transactions and other 173 161 215 152 205 201 163 -18.8% 549 569 +3.7% Total revenue 1,827 1,797 1,818 1,767 1,869 1,900 1,870 -1.6% 5,442 5,639 +3.6% Operating expenses (912) (887) (915) (964) (940) (963) (940) -2.3% (2,714) (2,843) +4.7% Net operating income 915 910 903 802 929 938 929 -0.9% 2,728 2,796 +2.5% Net loan-loss provisions (567) (438) (764) (824) (615) (556) (650) +17.0% (1,769) (1,821) +2.9% Other gains (losses) and provisions (2) (55) (21) 4 (40) (43) (62) +43.4% (78) (145) +85.1% Profit before tax 346 417 119 (18) 274 339 217 -35.9% 881 830 -5.8% Consolidated profit 300 367 198 67 279 385 216 -44.0% 865 880 +1.7% Attributable profit 300 367 198 67 279 385 216 -44.0% 865 880 +1.7%

59 United States (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,446 1,437 1,415 1,413 1,394 1,414 1,426 +0.8% 4,299 4,235 -1.5% Net fee income 187 200 190 185 266 270 299 +10.8% 577 835 +44.7% Gains (losses) on financial transactions and other 170 161 215 150 205 199 165 -16.9% 547 569 +4.1% Total revenue 1,804 1,799 1,820 1,748 1,866 1,883 1,890 +0.4% 5,422 5,639 +4.0% Operating expenses (901) (888) (916) (955) (939) (954) (951) -0.3% (2,704) (2,843) +5.1% Net operating income 903 911 904 793 928 929 939 +1.1% 2,718 2,796 +2.9% Net loan-loss provisions (560) (439) (763) (817) (614) (550) (656) +19.3% (1,762) (1,821) +3.3% Other gains (losses) and provisions (2) (55) (21) 4 (40) (43) (62) +45.8% (78) (145) +85.7% Profit before tax 341 417 120 (19) 273 336 221 -34.3% 878 830 -5.5% Consolidated profit 296 367 199 65 279 382 219 -42.6% 862 880 +2.1% Attributable profit 296 367 199 65 279 382 219 -42.6% 862 880 +2.1%

60 United States (USD mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,572 1,562 1,538 1,536 1,516 1,537 1,550 +0.8% 4,672 4,603 -1.5% Net fee income 203 218 206 201 290 293 325 +10.8% 627 908 +44.7% Gains (losses) on financial transactions and other 185 175 234 163 223 216 179 -16.9% 594 618 +4.1% Total revenue 1,960 1,955 1,978 1,900 2,028 2,046 2,054 +0.4% 5,894 6,129 +4.0% Operating expenses (979) (965) (996) (1,038) (1,020) (1,037) (1,033) -0.3% (2,939) (3,090) +5.1% Net operating income 981 990 983 862 1,008 1,009 1,021 +1.1% 2,954 3,039 +2.9% Net loan-loss provisions (609) (477) (829) (888) (668) (598) (713) +19.3% (1,915) (1,979) +3.3% Other gains (losses) and provisions (2) (60) (23) 4 (43) (46) (68) +45.8% (85) (158) +85.7% Profit before tax 371 453 130 (21) 297 365 240 -34.3% 954 902 -5.5% Consolidated profit 322 399 216 71 303 415 238 -42.6% 937 956 +2.1% Attributable profit 322 399 216 71 303 415 238 -42.6% 937 956 +2.1%

61 Mexico (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 983 1,045 1,186 1,195 1,214 1,207 1,113 -7.8% 3,213 3,534 +10.0% Net fee income 320 344 356 355 359 374 329 -12.0% 1,019 1,062 +4.3% Gains (losses) on financial transactions and other (2) 74 13 31 35 55 34 -37.4% 86 124 +44.2% Total revenue 1,300 1,463 1,555 1,581 1,608 1,636 1,476 -9.8% 4,318 4,721 +9.3% Operating expenses (540) (623) (681) (743) (665) (677) (634) -6.4% (1,845) (1,976) +7.1% Net operating income 760 840 874 838 943 959 843 -12.1% 2,473 2,744 +10.9% Net loan-loss provisions (239) (284) (312) (301) (370) (351) (293) -16.5% (834) (1,014) +21.6% Other gains (losses) and provisions (17) (13) (16) (12) (15) (17) (13) -23.1% (45) (45) -0.1% Profit before tax 504 543 546 525 558 590 536 -9.2% 1,594 1,685 +5.7% Consolidated profit 373 402 404 398 412 430 395 -8.1% 1,179 1,237 +4.9% Attributable profit 359 401 403 397 411 429 394 -8.1% 1,163 1,234 +6.1%

62 Mexico (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 1,024 1,047 1,150 1,176 1,166 1,165 1,203 +3.3% 3,220 3,534 +9.7% Net fee income 333 345 344 349 345 361 357 -1.3% 1,021 1,062 +4.0% Gains (losses) on financial transactions and other (2) 76 12 30 33 53 38 -28.8% 86 124 +43.9% Total revenue 1,355 1,468 1,505 1,555 1,544 1,579 1,598 +1.2% 4,328 4,721 +9.1% Operating expenses (563) (625) (660) (732) (639) (654) (684) +4.6% (1,849) (1,976) +6.9% Net operating income 792 842 845 823 905 926 914 -1.3% 2,479 2,744 +10.7% Net loan-loss provisions (249) (285) (302) (296) (355) (339) (320) -5.6% (836) (1,014) +21.3% Other gains (losses) and provisions (17) (13) (15) (12) (14) (17) (14) -13.2% (45) (45) -0.3% Profit before tax 525 545 527 515 536 570 579 +1.6% 1,598 1,685 +5.5% Consolidated profit 389 403 390 391 396 415 426 +2.8% 1,182 1,237 +4.7% Attributable profit 374 402 389 390 395 414 425 +2.8% 1,166 1,234 +5.9%

63 Mexico (MXN mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 19,669 20,110 22,081 22,597 22,390 22,383 23,112 +3.3% 61,860 67,885 +9.7% Net fee income 6,400 6,619 6,599 6,700 6,621 6,937 6,850 -1.3% 19,618 20,409 +4.0% Gains (losses) on financial transactions and other (39) 1,462 231 581 639 1,017 724 -28.8% 1,654 2,379 +43.9% Total revenue 26,030 28,192 28,911 29,877 29,650 30,337 30,686 +1.2% 83,132 90,673 +9.1% Operating expenses (10,819) (12,009) (12,687) (14,059) (12,267) (12,559) (13,136) +4.6% (35,515) (37,963) +6.9% Net operating income 15,211 16,182 16,224 15,818 17,383 17,778 17,550 -1.3% 47,617 52,711 +10.7% Net loan-loss provisions (4,786) (5,472) (5,804) (5,692) (6,816) (6,515) (6,151) -5.6% (16,061) (19,482) +21.3% Other gains (losses) and provisions (332) (246) (290) (226) (269) (319) (277) -13.2% (868) (866) -0.3% Profit before tax 10,093 10,464 10,131 9,900 10,298 10,943 11,122 +1.6% 30,688 32,363 +5.5% Consolidated profit 7,465 7,747 7,488 7,516 7,606 7,966 8,191 +2.8% 22,699 23,762 +4.7% Attributable profit 7,184 7,729 7,475 7,496 7,585 7,946 8,169 +2.8% 22,388 23,700 +5.9%

64 Other North America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 0 3 2 3 1 2 3 +72.2% 5 5 -6.2% Net fee income 12 11 15 13 12 15 16 +4.2% 38 43 +11.9% Gains (losses) on financial transactions and other 1 2 (0) 3 (4) 0 3 — 3 (1) — Total revenue 14 16 17 19 9 17 21 +23.4% 47 47 +0.3% Operating expenses (47) (50) (51) (51) (56) (51) (50) -2.2% (148) (157) +6.0% Net operating income (33) (34) (34) (32) (48) (34) (29) -15.0% (102) (110) +8.6% Net loan-loss provisions (2) (1) (2) (0) (0) (1) (0) -56.9% (4) (2) -64.4% Other gains (losses) and provisions (0) (1) (0) (6) (8) (84) (0) -99.6% (1) (93) — Profit before tax (35) (36) (36) (38) (56) (119) (30) -75.1% (107) (205) +91.2% Consolidated profit (33) (50) (47) (11) (47) (111) (25) -77.6% (129) (183) +41.4% Attributable profit (32) (49) (47) (10) (47) (111) (25) -77.5% (128) (182) +42.0%

65 Other North America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 0 3 2 3 1 2 3 +71.1% 5 5 -6.2% Net fee income 12 11 15 13 12 15 16 +4.2% 38 43 +11.9% Gains (losses) on financial transactions and other 1 2 (0) 3 (4) 0 2 +483.1% 3 (1) — Total revenue 14 16 17 19 9 17 21 +22.6% 47 47 +0.3% Operating expenses (47) (50) (51) (51) (56) (51) (50) -2.2% (148) (157) +6.0% Net operating income (33) (34) (34) (32) (48) (34) (29) -14.6% (102) (110) +8.6% Net loan-loss provisions (2) (1) (2) (0) (0) (1) (0) -56.9% (4) (2) -64.4% Other gains (losses) and provisions (0) (1) (0) (6) (8) (84) (0) -99.5% (1) (93) — Profit before tax (35) (36) (36) (38) (56) (119) (30) -74.9% (107) (205) +91.2% Consolidated profit (33) (50) (46) (11) (47) (111) (25) -77.5% (129) (183) +41.5% Attributable profit (32) (49) (47) (10) (47) (111) (25) -77.4% (128) (182) +42.2%

South America (EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	3,163	3,314	3,356	3,206	4,185	3,649	3,520	-3.5%	9,833	11,355	+15.5%
Net fee income	1,166	1,229	1,264	1,025	1,182	1,176	1,159	-1.4%	3,659	3,517	-3.9%
Gains (losses) on financial transactions and other	75	91	(17)	98	(480)	78	(2)	—	149	(404)	—
Total revenue	**4,404**	**4,634**	**4,604**	**4,329**	**4,887**	**4,903**	**4,678**	**-4.6%**	**13,641**	**14,468**	**+6.1%**
Operating expenses	(1,723)	(1,810)	(1,798)	(1,589)	(1,829)	(1,636)	(1,612)	-1.5%	(5,332)	(5,078)	-4.8%
Net operating income	**2,680**	**2,823**	**2,806**	**2,741**	**3,058**	**3,267**	**3,066**	**-6.1%**	**8,310**	**9,390**	**+13.0%**
Net loan-loss provisions	(1,232)	(1,309)	(1,301)	(1,560)	(1,378)	(1,370)	(1,326)	-3.2%	(3,841)	(4,074)	+6.1%
Other gains (losses) and provisions	(201)	(386)	(214)	(239)	(371)	(417)	(235)	-43.7%	(802)	(1,023)	+27.7%
Profit before tax	**1,247**	**1,128**	**1,291**	**942**	**1,308**	**1,480**	**1,505**	**+1.7%**	**3,667**	**4,292**	**+17.1%**
Consolidated profit	**898**	**800**	**956**	**834**	**888**	**1,015**	**1,126**	**+11.0%**	**2,653**	**3,029**	**+14.2%**
Attributable profit	**790**	**668**	**871**	**709**	**796**	**885**	**984**	**+11.1%**	**2,329**	**2,665**	**+14.4%**

Santander

Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

66

South America (Constant EUR mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	3,069	3,150	3,184	3,024	4,045	3,606	3,704	+2.7%	9,402	11,355	+20.8%
Net fee income	1,129	1,162	1,193	964	1,136	1,160	1,220	+5.2%	3,484	3,517	+0.9%
Gains (losses) on financial transactions and other	62	68	(33)	90	(482)	77	0	-99.5%	96	(404)	—
Total revenue	**4,260**	**4,379**	**4,344**	**4,079**	**4,700**	**4,843**	**4,925**	**+1.7%**	**12,983**	**14,468**	**+11.4%**
Operating expenses	(1,668)	(1,715)	(1,698)	(1,502)	(1,768)	(1,617)	(1,693)	+4.7%	(5,081)	(5,078)	-0.1%
Net operating income	**2,592**	**2,665**	**2,645**	**2,577**	**2,932**	**3,227**	**3,232**	**+0.2%**	**7,902**	**9,390**	**+18.8%**
Net loan-loss provisions	(1,195)	(1,240)	(1,219)	(1,472)	(1,316)	(1,352)	(1,407)	+4.1%	(3,654)	(4,074)	+11.5%
Other gains (losses) and provisions	(199)	(374)	(200)	(225)	(360)	(413)	(251)	-39.3%	(772)	(1,023)	+32.5%
Profit before tax	**1,198**	**1,051**	**1,227**	**880**	**1,256**	**1,462**	**1,574**	**+7.7%**	**3,476**	**4,292**	**+23.5%**
Consolidated profit	**858**	**740**	**908**	**783**	**855**	**1,002**	**1,172**	**+17.0%**	**2,506**	**3,029**	**+20.9%**
Attributable profit	**760**	**622**	**828**	**667**	**766**	**874**	**1,025**	**+17.4%**	**2,209**	**2,665**	**+20.6%**

Santander

Note: Variations in constant euros include Argentina in current euros to mitigate distortions from a hyperinflationary economy. Additionally, from Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

67

68 Brazil (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 2,105 2,180 2,327 2,504 2,630 2,605 2,474 -5.0% 6,612 7,709 +16.6% Net fee income 817 858 902 885 846 888 833 -6.2% 2,577 2,567 -0.4% Gains (losses) on financial transactions and other 135 185 107 98 30 (16) (24) +57.8% 427 (9) — Total revenue 3,057 3,224 3,336 3,487 3,507 3,477 3,282 -5.6% 9,616 10,266 +6.8% Operating expenses (1,080) (1,127) (1,138) (1,184) (1,156) (1,109) (1,024) -7.6% (3,345) (3,289) -1.7% Net operating income 1,977 2,096 2,197 2,303 2,351 2,368 2,258 -4.6% 6,271 6,977 +11.3% Net loan-loss provisions (1,034) (1,129) (1,121) (1,417) (1,163) (1,158) (1,088) -6.1% (3,284) (3,410) +3.8% Other gains (losses) and provisions (178) (323) (223) (239) (211) (251) (201) -19.9% (724) (663) -8.3% Profit before tax 765 645 854 648 977 958 969 +1.1% 2,264 2,904 +28.3% Consolidated profit 517 413 663 543 618 640 696 +8.7% 1,592 1,953 +22.7% Attributable profit 469 354 603 494 561 580 630 +8.6% 1,426 1,771 +24.2%

69 Brazil (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 2,065 2,067 2,176 2,351 2,488 2,570 2,650 +3.1% 6,308 7,709 +22.2% Net fee income 801 814 843 831 801 875 891 +1.9% 2,458 2,567 +4.4% Gains (losses) on financial transactions and other 132 177 99 92 29 (14) (24) +66.9% 408 (9) — Total revenue 2,998 3,058 3,118 3,274 3,317 3,431 3,518 +2.5% 9,174 10,266 +11.9% Operating expenses (1,059) (1,069) (1,063) (1,111) (1,094) (1,095) (1,101) +0.5% (3,192) (3,289) +3.1% Net operating income 1,939 1,989 2,055 2,163 2,224 2,336 2,417 +3.5% 5,983 6,977 +16.6% Net loan-loss provisions (1,014) (1,072) (1,047) (1,333) (1,100) (1,143) (1,166) +2.0% (3,133) (3,410) +8.8% Other gains (losses) and provisions (175) (308) (208) (224) (200) (247) (217) -12.2% (691) (663) -3.9% Profit before tax 751 609 800 606 924 946 1,034 +9.3% 2,159 2,904 +34.5% Consolidated profit 507 390 623 509 584 631 738 +17.0% 1,519 1,953 +28.6% Attributable profit 460 333 567 464 531 572 668 +16.9% 1,361 1,771 +30.1%

70 Brazil (BRL mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 11,731 11,745 12,364 13,359 14,135 14,604 15,058 +3.1% 35,840 43,797 +22.2% Net fee income 4,550 4,625 4,791 4,719 4,549 4,973 5,065 +1.9% 13,966 14,586 +4.4% Gains (losses) on financial transactions and other 752 1,004 561 521 164 (82) (136) +66.9% 2,317 (54) — Total revenue 17,034 17,373 17,716 18,599 18,847 19,495 19,987 +2.5% 52,123 58,329 +11.9% Operating expenses (6,018) (6,074) (6,041) (6,312) (6,213) (6,222) (6,253) +0.5% (18,133) (18,688) +3.1% Net operating income 11,017 11,299 11,675 12,287 12,634 13,273 13,734 +3.5% 33,991 39,641 +16.6% Net loan-loss provisions (5,760) (6,089) (5,948) (7,572) (6,251) (6,494) (6,626) +2.0% (17,798) (19,372) +8.8% Other gains (losses) and provisions (992) (1,751) (1,181) (1,272) (1,134) (1,404) (1,232) -12.2% (3,923) (3,770) -3.9% Profit before tax 4,264 3,459 4,546 3,442 5,249 5,375 5,876 +9.3% 12,269 16,500 +34.5% Consolidated profit 2,878 2,213 3,538 2,895 3,321 3,585 4,193 +17.0% 8,629 11,099 +28.6% Attributable profit 2,614 1,894 3,223 2,635 3,016 3,248 3,797 +16.9% 7,731 10,061 +30.1%

71 Chile (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 371 356 241 415 352 472 482 +2.1% 968 1,306 +34.9% Net fee income 153 163 133 122 129 137 146 +6.3% 449 411 -8.6% Gains (losses) on financial transactions and other 82 103 91 54 47 51 64 +26.3% 276 161 -41.7% Total revenue 606 623 465 591 527 659 691 +4.8% 1,694 1,878 +10.9% Operating expenses (254) (266) (251) (249) (224) (241) (236) -2.1% (771) (701) -9.1% Net operating income 352 356 214 343 303 418 455 +8.8% 922 1,176 +27.5% Net loan-loss provisions (117) (86) (84) (78) (125) (126) (127) +0.7% (287) (379) +31.9% Other gains (losses) and provisions 10 16 9 16 (18) (2) (11) — 35 (30) — Profit before tax 245 286 140 281 160 290 317 +9.3% 671 767 +14.4% Consolidated profit 212 252 111 241 126 232 257 +10.7% 575 615 +6.9% Attributable profit 150 180 87 165 90 162 180 +11.2% 417 433 +3.9%

72 Chile (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 317 305 223 386 355 467 483 +3.5% 845 1,306 +54.5% Net fee income 131 140 122 117 130 135 146 +8.1% 393 411 +4.7% Gains (losses) on financial transactions and other 70 88 83 53 47 50 64 +28.2% 241 161 -33.3% Total revenue 518 533 428 556 532 652 693 +6.3% 1,479 1,878 +26.9% Operating expenses (217) (228) (228) (234) (226) (238) (237) -0.5% (674) (701) +4.1% Net operating income 301 305 200 321 306 414 456 +10.2% 806 1,176 +46.0% Net loan-loss provisions (100) (74) (77) (74) (126) (125) (128) +2.4% (251) (379) +51.0% Other gains (losses) and provisions 9 14 9 14 (18) (1) (11) — 31 (30) — Profit before tax 209 245 132 261 161 288 318 +10.5% 586 767 +31.0% Consolidated profit 181 216 105 224 127 230 258 +11.9% 502 615 +22.4% Attributable profit 128 154 82 154 91 161 181 +12.4% 364 433 +18.9%

Chile (CLP mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	322,790	310,631	227,113	392,690	361,759	475,476	491,886	+3.5%	860,533	1,329,120	+54.5%
Net fee income	133,249	142,289	124,044	118,714	132,221	137,526	148,628	+8.1%	399,582	418,376	+4.7%
Gains (losses) on financial transactions and other	71,478	89,691	84,396	54,175	47,914	50,822	65,168	+28.2%	245,565	163,905	-33.3%
Total revenue	**527,517**	**542,610**	**435,553**	**565,580**	**541,894**	**663,825**	**705,682**	**+6.3%**	**1,505,680**	**1,911,401**	**+26.9%**
Operating expenses	(221,276)	(232,073)	(232,331)	(238,680)	(230,419)	(242,392)	(241,154)	-0.5%	(685,681)	(713,965)	+4.1%
Net operating income	**306,241**	**310,537**	**203,221**	**326,900**	**311,474**	**421,433**	**464,529**	**+10.2%**	**819,999**	**1,197,436**	**+46.0%**
Net loan-loss provisions	(102,184)	(74,922)	(78,072)	(75,536)	(128,553)	(126,876)	(129,978)	+2.4%	(255,178)	(385,407)	+51.0%
Other gains (losses) and provisions	8,714	13,820	8,873	14,742	(18,723)	(1,490)	(10,793)	—	31,407	(31,006)	—
Profit before tax	**212,771**	**249,435**	**134,022**	**266,106**	**164,199**	**293,067**	**323,757**	**+10.5%**	**596,228**	**781,023**	**+31.0%**
Consolidated profit	**184,239**	**220,033**	**106,903**	**228,425**	**129,060**	**234,352**	**262,298**	**+11.9%**	**511,174**	**625,710**	**+22.4%**
Attributable profit	**130,735**	**156,673**	**83,065**	**156,770**	**92,983**	**163,683**	**183,935**	**+12.4%**	**370,473**	**440,601**	**+18.9%**

Santander

73

74 Argentina (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 532 606 629 112 1,025 397 390 -1.9% 1,767 1,812 +2.6% Net fee income 137 145 164 (50) 131 73 111 +53.1% 446 315 -29.3% Gains (losses) on financial transactions and other (168) (223) (251) (90) (601) (6) (81) — (641) (687) +7.2% Total revenue 501 528 543 (27) 555 465 421 -9.5% 1,572 1,441 -8.4% Operating expenses (250) (272) (260) 6 (286) (129) (192) +49.3% (781) (607) -22.3% Net operating income 251 256 283 (21) 270 336 228 -32.0% 791 834 +5.4% Net loan-loss provisions (43) (54) (47) (7) (35) (31) (63) +105.1% (143) (129) -10.2% Other gains (losses) and provisions (30) (74) (1) (10) (131) (77) (22) -71.2% (104) (230) +121.0% Profit before tax 179 129 236 (39) 104 228 143 -37.3% 543 475 -12.6% Consolidated profit 140 113 155 (19) 102 165 116 -29.7% 407 382 -6.2% Attributable profit 139 113 154 (20) 101 164 116 -29.7% 406 382 -6.1% Note: From Q2 2024, we have begun to apply a new theoretical exchange rate for the Argentine peso which better reflects inflation in the country (we continue to apply the official ARS exchange rate to all prior periods).

Argentina (Argentine peso mn)

Underlying income statement	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24	Q2'24	Q3'24	Change Q3'24 / Q2'24	9M'23	9M'24	Change 9M'24 / 9M'23
Net interest income	120,749	197,821	335,842	1,024,801	949,444	1,183,149	799,603	-32.4%	654,412	2,932,197	+348.1%
Net fee income	31,111	47,835	86,223	188,633	121,575	184,297	204,428	+10.9%	165,169	510,300	+209.0%
Gains (losses) on financial transactions and other	(38,103)	(71,228)	(128,081)	(415,488)	(556,696)	(352,838)	(202,443)	-42.6%	(237,413)	(1,111,977)	+368.4%
Total revenue	**113,757**	**174,428**	**293,983**	**797,945**	**514,323**	**1,014,608**	**801,588**	**-21.0%**	**582,168**	**2,330,519**	**+300.3%**
Operating expenses	(56,701)	(89,315)	(143,275)	(403,358)	(264,501)	(356,735)	(360,405)	+1.0%	(289,291)	(981,641)	+239.3%
Net operating income	**57,056**	**85,113**	**150,709**	**394,587**	**249,823**	**657,872**	**441,183**	**-32.9%**	**292,877**	**1,348,878**	**+360.6%**
Net loan-loss provisions	(9,694)	(17,326)	(26,039)	(81,056)	(32,243)	(66,079)	(109,905)	+66.3%	(53,058)	(208,227)	+292.5%
Other gains (losses) and provisions	(6,806)	(22,205)	(9,553)	(63,609)	(121,080)	(190,573)	(60,700)	-68.1%	(38,565)	(372,353)	—
Profit before tax	**40,555**	**45,582**	**115,117**	**249,923**	**96,499**	**401,221**	**270,578**	**-32.6%**	**201,254**	**768,298**	**+281.8%**
Consolidated profit	**31,692**	**39,094**	**80,117**	**196,132**	**94,174**	**305,308**	**219,057**	**-28.3%**	**150,902**	**618,539**	**+309.9%**
Attributable profit	**31,627**	**38,982**	**79,848**	**194,539**	**93,937**	**304,665**	**218,682**	**-28.2%**	**150,457**	**617,284**	**+310.3%**

Santander

75

76 Other South America (EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 154 172 160 176 178 175 175 -0.3% 486 528 +8.6% Net fee income 59 62 65 67 75 78 70 -11.2% 187 223 +19.4% Gains (losses) on financial transactions and other 26 25 36 35 44 48 39 -18.0% 86 132 +52.6% Total revenue 239 259 261 278 297 302 284 -5.9% 759 883 +16.3% Operating expenses (139) (145) (149) (163) (163) (157) (159) +1.4% (434) (480) +10.7% Net operating income 100 114 111 116 134 145 124 -13.9% 326 403 +23.8% Net loan-loss provisions (38) (40) (50) (58) (55) (54) (48) -11.8% (128) (157) +23.4% Other gains (losses) and provisions (3) (6) (0) (6) (11) (87) (1) -98.8% (9) (99) — Profit before tax 59 68 62 52 68 3 76 — 189 146 -22.6% Consolidated profit 30 21 28 69 43 (22) 58 — 79 79 -0.0% Attributable profit 31 22 27 70 43 (21) 58 — 80 79 -0.7%

77 Other South America (Constant EUR mn) Change Change Underlying income statement Q1'23 Q2'23 Q3'23 Q4'23 Q1'24 Q2'24 Q3'24 Q3'24 / Q2'24 9M'23 9M'24 9M'24 / 9M'23 Net interest income 155 171 156 175 176 172 181 +5.3% 482 528 +9.7% Net fee income 60 63 64 67 75 77 72 -7.0% 187 223 +19.0% Gains (losses) on financial transactions and other 27 25 36 35 44 47 41 -13.2% 89 132 +48.6% Total revenue 242 260 255 277 294 296 293 -0.8% 758 883 +16.6% Operating expenses (142) (146) (147) (162) (162) (155) (163) +5.2% (435) (480) +10.5% Net operating income 101 114 108 115 132 141 130 -7.5% 323 403 +24.7% Net loan-loss provisions (38) (40) (49) (58) (55) (53) (50) -6.5% (127) (157) +23.6% Other gains (losses) and provisions (3) (6) (0) (6) (11) (87) (1) -98.7% (9) (99) — Profit before tax 60 68 59 51 67 0 79 — 187 146 -21.8% Consolidated profit 31 21 26 68 42 (24) 61 — 77 79 +1.9% Attributable profit 32 22 25 70 42 (23) 61 — 79 79 +1.2%

78 Supplementary information Balance sheet and capital management Yield on loans and cost of deposits Efficiency ratio Asset quality Quarterly income statements Primary segments Secondary segments Glossary

79 Glossary - Acronyms ❑ ALCO: Assets and Liabilities Committee ❑ AT1: Additional Tier 1 ❑ bn: Billion ❑ bps: basis points ❑ CET1: Common equity tier 1 ❑ CIB: Corporate & Investment Banking ❑ CoR: Cost of risk ❑ HQLA: High quality liquid asset ❑ FL: Fully-loaded ❑ FY: Full year ❑ HTC&S: Held to collect and sell ❑ IFRS 9: International Financial Reporting Standard 9, regarding financial instruments ❑ LLPs: Loan-loss provisions ❑ M/LT: Medium- and long-term ❑ mn: million ❑ MREL: Minimum requirement for own funds and eligible liabilities ❑ NII: Net interest income ❑ NPL: Non-performing loans ❑ PBT: Profit before tax ❑ P&L: Profit and loss ❑ Pp: percentage points ❑ QoQ: Quarter-on-Quarter ❑ RoRWA: Return on risk-weighted assets ❑ RoTE: Return on tangible equity ❑ RWA: Risk-weighted assets ❑ ST: Short term ❑ T1/T2: Tier 1 / Tier 2 ❑ TLAC: Total loss-absorbing capacity ❑ TNAV: Tangible net asset value ❑ YoY: Year-on-Year ❑ YTD: Year to date

80 Glossary - Definitions PROFITABILITY AND EFFICIENCY ✓ RoTE: Return on tangible capital: Group attributable profit / average of: net equity (excluding minority interests) – intangible assets (including goodwill) ✓ RoRWA: Return on risk-weighted assets: consolidated profit / average risk-weighted assets ✓ Efficiency: Operating expenses / total income. Operating expenses defined as general administrative expenses + amortizations CREDIT RISK ✓ NPL ratio: Credit impaired customer loans and advances, guarantees and undrawn balances / Total risk. Total risk is defined as: Non-impaired and impaired customer loans and advances and guarantees + impaired undrawn customer balances ✓ NPL coverage ratio: Total allowances to cover impairment losses on customer loans and advances, guarantees and undrawn balances / Credit impaired customer loans and advances, guarantees and undrawn balances ✓ Cost of risk: Provisions to cover losses due to impairment of loans in the last 12 months / average customer loans and advances of the last 12 months CAPITALIZATION ✓ Tangible net asset value per share – TNAVps: Tangible stockholders' equity / number of shares (excluding treasury shares). Tangible stockholders' equity calculated as shareholders equity + accumulated other comprehensive income - intangible assets Notes: The averages for the RoTE and RoRWA denominators are calculated using the monthly average over the period, which we believe should not differ materially from using daily balances. The risk-weighted assets included in the denominator of the RoRWA metric are calculated in line with the criteria laid out in the CRR (Capital Requirements Regulation).

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SIGNATURE Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. Banco Santander, S.A. Date:    29 October 2024 By: /s/ José García Cantera Name: José García Cantera Title: Chief Financial Officer